Filed pursuant to Rule 424(b)(5)
Registration Statement No. 333-160240

Prospectus Supplement
To the Prospectus Dated July 10, 2009

Up to $10,000,000

Common Stock

This prospectus supplement and accompanying prospectus relate to the offer and sale from time to time of shares of our common stock, $0.01 par value per share, having an aggregate offering price of up to $10,000,000 through Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), as our sales agent at a price agreed upon at the time of sale, for resale.  If we sell shares of our common stock to Sandler O’Neill as principal or other than in accordance with the sales agency agreement, we will enter into a separate agreement setting forth the terms of such transaction, and we will describe such agreement in a separate prospectus supplement or pricing supplement.

Our common stock is listed and traded on The NASDAQ Global Select Market, or “the NASDAQ,” under the symbol “BDGE.” On November 18, 2011, the last reported price of our common stock on the NASDAQ was $19.66 per share.

The shares of our common stock to which this prospectus supplement relates generally will be offered and sold through our sales agent over a period of time and from time to time in transactions at market prices prevailing at the time, at prices related to the prevailing market prices or at negotiated prices, pursuant to a sales agency agreement.  Accordingly, an indeterminate number of shares of common stock will be sold up to the number of shares having an aggregate offering price of up to $10,000,000.  We will pay Sandler O’Neill a commission not to exceed 3.0% of the gross sales price per share for any shares sold through Sandler O’Neill under the sales agency agreement.  The net proceeds we receive from the sale of the shares to which this prospectus supplement relates will be the gross proceeds received from such sales less the commissions or discounts and any other costs we may incur in issuing the shares.  See “Plan of Distribution” for further information.

Investing in our common stock involves risks. Please carefully read the “Risk Factors” beginning on page S-10 of this prospectus supplement, and the documents incorporated by reference in this prospectus supplement, for a discussion of certain factors that you should consider before making your investment decision.

None of the Securities and Exchange Commission, any state securities commission, the Board of Governors of the Federal Reserve System or any other regulatory body has approved or disapproved of these securities or passed upon the adequacy, completeness or accuracy of this prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

These securities are not deposits, savings accounts, or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus supplement is November 21, 2011.

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and Sandler O’Neill has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and Sandler O’Neill is not, making an offer to sell our securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and any documents incorporated by reference herein, is accurate as of their respective dates. However, our business, financial condition, results of operations, and prospects may have changed since those dates. This prospectus supplement supersedes the accompanying prospectus to the extent it contains information that is different from or in addition to the information in that prospectus.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters, and also updates and adds to the information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information about us, our common stock and other securities that we may offer from time to time, some of which may not apply to this offering.  You should read this prospectus supplement and the accompanying prospectus with the additional information described below under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.” Generally, when we refer to this “prospectus” we mean this prospectus supplement together with the accompanying prospectus.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

We are offering to sell shares of our common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. This prospectus supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any common stock offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

In this prospectus supplement, unless otherwise expressly stated or the context otherwise requires, the terms “we,” “us,” the “Company,” and “our” refer to Bridge Bancorp, Inc. and our subsidiaries on a consolidated basis. References to the “Bank” refer to The Bridgehampton National Bank, Bridgehampton, New York, which is our principal subsidiary.

Currency amounts in this prospectus supplement and the accompanying prospectus are stated in U.S. dollars.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus and the documents incorporated into it by reference.  These forward-looking statements include: statements of goals, intentions, and expectations; estimates of risks and of future costs and benefits; assessments of probable loan losses; assessments of market risk; and statements of the ability to achieve financial and other goals.  Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.  Forward-looking statements are subject to numerous assumptions, risks, and uncertainties, which may change over time.  Forward-looking statements speak only as of the date they are made.  Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possible materially, from those that we anticipated in our forward-looking statements and future results could differ materially from historical performance.

Factors that could cause future results to vary from current management expectations include, but are not limited to: changing economic conditions; legislative and regulatory changes; monetary and fiscal policies of the federal government; changes in tax policies, rates and regulations of federal, state and local tax authorities; changes in interest rates, deposit flows, the cost of funds, demands for loan products, demand for financial services and competition; changes in the quality and composition of the Bank’s loan and investment portfolios; changes in management’s business strategies; changes in accounting principles, policies or guidelines; changes in real estate values; greater than expected costs or difficulties related to the opening and/or operation of new branch offices; a failure to fully realize, or an unexpected delay in realizing, the growth opportunities and cost savings anticipated from the acquisition of other financial institutions or branches of other financial institutions; an unexpected increase in operating costs, customer losses and business disruptions following the acquisition of other financial institutions or branches of other financial institutions; expanded regulatory requirements as a result of the Dodd-Frank Act, which could adversely affect operating results; and other factors discussed elsewhere in this prospectus and in our reports filed with the Securities and Exchange Commission (“SEC”). We provide greater detail regarding some of these factors under the heading “Risk Factors” on page S-10 of this prospectus supplement, and in our Form 10-K for the year ended December 31, 2010 and in our other filings we make with the SEC.  Our forward-looking statements may also be subject to other risks and uncertainties, including those that we may discuss elsewhere in other documents we file with the SEC from time to time.

You should not place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this prospectus supplement.  We do not assume any obligation to revise forward-looking statements except as may be required by law.

PROSPECTUS SUPPLEMENT SUMMARY

This summary is not complete and does not contain all of the information you should consider before investing in the securities offered by this prospectus. You should read this summary together with the entire prospectus supplement, including the section entitled “Risk Factors” on page S-10, the accompanying prospectus, and the other documents that are incorporated by reference in this prospectus, including our financial statements and the notes to those financial statements, before making an investment decision.

Company Overview

We are a New York corporation formed in 1988 to become the holding company for The Bridgehampton National Bank.  We are registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.  At September 30, 2011, we had total assets of approximately $1.28 billion, deposits of approximately $1.16 billion and total stockholders’ equity of approximately $82.4 million.  Our common stock is traded on the NASDAQ under the symbol “BDGE.”

The Bank was established in 1910 as a national banking association and is headquartered in Bridgehampton, New York. The Bank operates twenty branches in its primary market area, which includes the North and South Forks of Eastern Long Island, extending westward into Brookhaven and Babylon Towns. The Bank engages in full service commercial and consumer banking business, including accepting time, savings and demand deposits from consumers, businesses and local municipalities surrounding its branch offices.  These deposits, together with funds generated from operations and borrowings, are invested primarily in commercial real estate loans, multi-family loans, home equity loans, construction loans, residential mortgage loans, secured and unsecured commercial and consumer loans, FHLB, FNMA, GNMA and FHLMC mortgage-backed securities and collateralized mortgage obligations, New York State and local municipal obligations, and U.S government sponsored enterprise securities.

The Bank also operates Bridge Abstract LLC, a wholly owned subsidiary of the Bank, which is a broker of title insurance services. In addition, the Bank has established a real estate investment trust subsidiary, Bridgehampton Community, Inc.

In October 2009, the Company formed Bridge Statutory Capital Trust II as a subsidiary, which sold $16.0 million of 8.5% cumulative convertible trust preferred securities in a private placement.  At the election of the holders, each $1,000 in liquidation amount of the trust preferred securities is convertible into 32.2581 shares of the Company’s common stock, which represents an effective conversion price of $31 per share.

Our principal executive offices are located at 2200 Montauk Highway, Bridgehampton, New York 11932, and our telephone number is (631) 537-1000. Our internet address is www.bridgenb.com.  The information contained on our website should not be considered part of this prospectus supplement or the accompanying prospectus, and the reference to our website does not constitute incorporation by reference of the information contained on the website. Additional information about us and our subsidiaries is included in documents incorporated by reference in this prospectus. See “Where You Can Find More Information” on page S-21 of this prospectus supplement.

Our Strategy and Financial Highlights

Our goal is to continue to grow and strengthen our community bank franchise by expanding market penetration in our mature markets, through de novo branching into new markets and through acquisition opportunities, while maintaining sound operations and risk management.  We believe that our growth and service strategies can offset compressing margins as our customer base grows through an expanding footprint and we maintain and develop existing customer relationships. Our net interest income increased $4.5 million, or 16.7%, to $31.8 million for the nine months ended September 30, 2011, compared to $27.2 million for the nine months ended September 30, 2010.  We also intend to continue to diversify our sources of revenue and to expand non-interest income.  Highlights of our strategy and recent results include the following:

Leveraging our branch network to build customer relationships and grow loans and deposits. Since 2007, we have added nine branches, resulting in a total of 20 retail branch locations.  In addition, we have recently received regulatory approval to open our 21st branch in Ronkonkoma, New York near MacArthur Airport.  Our recent growth has moved us geographically westward on Long Island and demonstrates our continued capacity for organic growth.  Between December 31, 2007, and September 30, 2011, our total assets increased from $607.4 million to $1.28 billion.  During this same period, total loans have increased from $375.2 million to $598.7 million, and total deposits have increased from $508.9 million to $1.16 billion.  Further, between June 30, 2006 and June 30, 2011, we more than doubled our deposit market share in Suffolk County, New York.  Our acquisition of Hamptons State Bank in May 2011 added $39.1 million of loans and $56.9 million of deposits and further strengthened our market position in the Hamptons.

Maintaining our high level of low-cost, core deposits.  Strong core deposit growth remains a key component of our operating strategy.  At September 30, 2011, core deposits, consisting of individual, partnership and corporate account balances, represented 83.0% of total deposits.  Between December 31, 2007 and September 30, 2011, we increased our core deposits from $418.3 million to $958.9 million.  As of September 30, 2011, non-interest bearing deposits totaled $321.8 million and represented 27.8% of total deposits.

Maintaining strong asset quality as we continue to grow.  We believe we have avoided many of the problems facing other financial institutions by maintaining discipline in our growth and investment strategies, including loan underwriting.  Management views the current economic challenges as an opportunity to expand our business and deliver the promise of successful community banking to our customers and shareholders.  Between December 31, 2007 and September 30, 2011, our total loans increased from $375.2 million to $598.7 million.  Despite this growth, at September 30, 2011, non-performing loans as a percentage of total loans were 1.02%, and our allowance for loan losses as a percentage of non-performing loans was 167.03%.  We recognize the potential risks of the current economic environment and will continue to monitor market events as we consider growth initiatives and evaluate loans and investments.

Focusing on opportunities and processes that enhance the customer experience.  We routinely add to our menu of products and services to meet the needs of consumers and businesses. In addition to accepting time, savings and demand deposits from consumers, businesses and local municipalities, we also offer the CDARS program which provides up to $50.0 million of FDIC insurance, merchant credit and debit card processing, automated teller machines, cash management services, lockbox processing, online banking services, remote deposit capture, safe deposit boxes and individual retirement accounts.  In January 2009, we launched Bridge Investment Services, offering a full range of investment products and services through a third party broker dealer.

Improving operational efficiencies and prudent management of non-interest expense.  Controlling funding costs while expanding our deposit base and focusing on profitable growth presents a unique set of challenges in the current economic environment. Our efficiency ratio for the nine months ended September 30, 2011 was 58.9%, compared to 62.8% for the nine months ended September 30, 2010.  Our success in improving our operating efficiency while continuing to expand our branch network and loan portfolio reflects our disciplined approach to community banking.

Increasing non-interest income through Bridge Abstract, Bridge Investment Services and other lines of business. We generate non-interest income through Bridge Abstract, our title abstract subsidiary, and Bridge Investment Services, which offers a full range of investment products and services through a third party broker dealer.  We also generate non-interest income through fee income on deposit accounts, merchant credit and debit card processing programs, and net gains on sales of securities and loans.

THE OFFERING

Issuer	Bridge Bancorp, Inc.

Common stock offered by us	Shares of common stock, $0.01 par value per share, having an aggregate offering price of up to $10,000,000.

Use of proceeds	We intend to use the proceeds of the offering for general corporate purposes, including for contributions to the capital of the Bank. See “Use of Proceeds” at page S-15.

Market and trading symbol for the common stock	Our common stock is listed and traded on the NASDAQ under the symbol “BDGE.”

Risk Factors

Investing in our common stock involves risks. You should carefully consider the information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. In particular, we urge you to consider carefully the factors set forth under “Risk Factors” beginning on page S-10 of this prospectus supplement before investing in our common stock.

SUMMARY OF SELECTED FINANCIAL DATA

The following tables set forth selected historical consolidated financial data for the Company as of and for each of the five years ended December 31, 2010 (which has been derived from our audited consolidated financial statements), and as of and for the three and nine months ended September 30, 2011 and 2010 (unaudited). You should read these tables together with the historical consolidated financial information contained in our consolidated financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, which have been filed with the SEC and are incorporated by reference in this prospectus supplement. Information for the three and nine month periods ended September 30, 2011 and 2010 is derived from unaudited interim consolidated financial statements and has been prepared on the same basis as our audited consolidated financial statements and includes, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the data for such period. The results of operations for the three and nine month period ended September 30, 2011 do not necessarily indicate the results which may be expected for any future interim period or for the full year.

	At September 30,
	2011	2010
	(dollars in thousands, except share data)
	(unaudited)
Balance Sheet Data
Total assets	$1,283,078	$1,036,543
Securities available for sale	388,471	346,950
Securities held to maturity	170,062	147,981
Loans, net	588,579	472,228
Goodwill and core deposit intangible(1)	2,285	—
Deposits	1,155,535	926,249
Borrowings	16,595	17,094
Junior subordinated debentures	16,002	16,002
Stockholders’ equity	$82,355	$66,198
Common shares outstanding	6,791,277	6,302,489

(1) Goodwill and core deposit intangibles relate to the acquisition of Hamptons State Bank that was completed on May 27, 2011.

	At or for the		At or for the
	three months ended		nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
	(in thousands, except per share data)
	(unaudited)
Income Statement Data
Interest income	$13,471	$11,377	$37,400	$33,132
Interest expense	1,949	1,937	5,633	5,907
Net interest income	11,522	9,440	31,767	27,225
Provision for loan losses	1,450	600	3,050	2,600
Net interest income after provision for loan losses	10,072	8,840	28,717	24,625
Non-interest income	1,766	1,673	5,045	5,904
Non-interest expense	7,824	7,057	23,016	20,657
Income before income taxes	4,014	3,456	10,746	9,872
Income taxes	1,241	1,074	3,337	3,111
Net income	$2,773	$2,382	$7,409	$6,761

Stock and Related Per Share Data
Earnings per share — basic and diluted	$0.41	$0.38	$1.12	$1.07
Cash dividends paid per common share	0.23	0.23	0.69	0.69
Book value per share	12.13	10.50	12.13	10.50
Tangible book value per share(1)	11.79	10.50	11.79	10.50
Market Price (NASDAQ: BDGE):
High	22.19	26.50	25.94	27.11
Low	17.77	21.57	17.77	20.33
Close	18.30	24.99	18.30	24.99

(1) Excludes goodwill and core deposit intangibles of approximately $2.3 million related to the acquisition of Hamptons State Bank.

	At or for the years ended December 31,
	2010	2009	2008	2007	2006
	(dollars in thousands, except share and per share data)
Balance Sheet Data
Total assets	$1,028,456	$897,257	$839,059	$607,424	$573,644
Securities available for sale:
Mortgage-backed securities	234,141	218,368	231,973	120,445	119,970
Other securities	89,398	87,744	78,722	66,939	82,620
Securities held to maturity	147,965	77,424	43,444	5,836	9,444
Loans, net	495,563	441,993	425,730	372,282	323,485
Deposits	916,993	793,538	659,085	508,909	504,412
Borrowings	37,372	31,002	115,900	42,000	18,600
Stockholders’ equity	$65,720	$61,855	$56,139	$51,109	$45,539
Common shares outstanding	6,364,656	6,261,216	6,184,080	6,111,802	6,078,565

Income Statement Data
Interest income	$44,899	$43,368	$39,620	$35,864	$32,030
Interest expense	7,740	7,815	9,489	10,437	8,337
Net interest income	37,159	35,553	30,131	25,427	23,693
Provision for loan losses	3,500	4,150	2,000	600	85
Net interest income after provision for loans losses	33,659	31,403	28,131	24,827	23,608
Non-interest income	7,433	6,174	6,064	5,678	4,413
Non-interest expense	27,879	24,765	21,157	18,168	16,002
Income before income taxes	13,213	12,812	13,038	12,337	12,019
Income taxes	4,047	4,049	4,288	4,043	3,851
Net income	$9,166	$8,763	$8,750	$8,294	$8,168

Stock and Related Per Share Data
Earnings per share — basic and diluted	$1.45	$1.41	$1.42	$1.36	$1.33
Cash dividends paid per common share	0.92	0.92	0.92	0.92	0.92
Book value per share	10.33	9.88	9.08	8.36	7.51
Tangible book value per share	10.33	9.88	9.08	8.36	7.51

	For the three months ended September 30,		For the nine months ended September 30,
	2011	2010	2011	2010
	(dollars in thousands) (unaudited)
Performance and Other Ratios
Return on average assets	0.89%	0.94%	0.86%	0.95%
Return on average equity	14.75	15.58	14.33	15.28
Net interest rate spread(1)	3.76	3.78	3.79	3.88
Net interest margin(2)	4.04	4.09	4.06	4.21
As a percentage of average assets:
Non-interest income	0.57	0.66	0.59	0.83
Non-interest expense	2.51	2.77	2.68	2.90
Efficiency ratio(3)	56.36	61.40	58.88	62.82
Dividend payout ratio	55.97	60.92	40.88	64.28
Net loan (charge-offs) recoveries	$(782)	$(239)	$(1,385)	$(853)
Net (charge-offs) recoveries to average loans	(0.53)%	(0.20)%	(0.33)%	(0.25)%

(1)   The interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities for the period.

(2)   The net interest margin represents net interest income as a percent of average interest-earning assets for the period.

(3)   The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.

	At September 30,
	2011	2010
	(dollars in thousands)
	(unaudited)
Capital Ratios
Total capital to risk weighted assets	13.3%	13.8%
Tier 1 capital to risk weighted assets	12.0	12.6
Tier 1 capital to average assets	7.4	7.8
Stockholders’ equity to total assets	6.4	6.4
Tangible stockholders’ equity to tangible assets(1)	6.3	6.4

Asset Quality and Ratios
Total non-accruing loans	$6,084	$8,926
Other non-performing assets	—	—
Allowance for loan losses	10,162	7,792
Total non-performing assets to total assets	0.47%	0.86%
Total non-accruing loans to total loans	1.02	1.86
Allowance for loan losses to non-accruing loans	167.03	87.30
Allowance for loan losses to total loans	1.70	1.62

Other Data
Number of banking centers	20	19
Full time equivalent employees	218	193

(1)  Excludes goodwill and core deposit intangibles of approximately $2.3 million related to the acquisition of Hamptons State Bank.

	At or for the years ended December 31,
	2010	2009	2008	2007	2006
	(dollars in thousands, except per share data)
Performance Ratios
Return on average assets	0.95%	1.06%	1.24%	1.38%	1.49%
Return on average equity	15.29	15.58	16.29	17.47	17.68
Net interest rate spread	3.91	4.28	4.01	3.60	3.80
Net interest margin	4.22	4.69	4.70	4.69	4.78
As a percentage of average assets:
Non-interest income	0.77	0.75	0.86	0.95	0.80
Non-interest expense	2.87	3.00	3.00	3.03	2.91
Efficiency ratio	62.32	58.44	56.85	56.72	55.01
Dividend payout ratio	63.42	65.43	64.74	67.67	68.98

Capital Ratios
Total capital to risk weighted assets	13.7%	14.5%	11.1%	12.1%	12.6%
Tier 1 capital to risk weighted assets	12.4	13.4	10.3	11.5	11.9
Tier 1 capital to average assets	7.9	8.6	6.9	8.4	8.3
Stockholders’ equity to total assets	6.4	6.9	6.7	8.4	7.9
Tangible stockholders’ equity to tangible assets	6.4	6.9	6.7	8.4	7.9

Asset Quality and Ratios
Total non-accruing loans	$6,725	$5,891	$3,068	$229	$423
Other non-performing assets	—	—	—	—	—
Allowance for loan losses	8,497	6,045	3,953	2,954	2,512
Net loan (charge-offs) recoveries	(1,048)	(2,058)	(1,001)	(158)	44
Total non-performing assets to total assets	0.65%	0.66%	0.37%	0.04%	0.07%
Total non-accruing loans to total loans	1.33	1.31	0.71	0.06	0.13
Allowance for loan losses to non-accruing loans	126.35	102.61	128.85	1,289.96	593.85
Allowance for loan losses to total loans	1.69	1.35	0.92	0.79	0.77
Net (charge-offs) recoveries to average loans	(0.23)	(0.47)	(0.25)	(0.05)	0.01

Other Data
Number of banking centers	19	16	14	14	13
Full time equivalent employees	196	179	147	139	131

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment decision, you should carefully read and consider the risk factors described below, as well as any risk factors incorporated by reference in this prospectus supplement and the accompanying prospectus, together with the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, as the same may be updated from time to time by our future filings with the SEC under the Securities Exchange Act of 1934, as amended. Any of these risks, if they occur, could materially adversely affect our business, financial condition and results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us. In any such case, you could lose all or a portion of your original investment.

Risks Related to our Business and Operating Environment

The concentration of our loan portfolio in loans secured by commercial and residential real estate properties located in eastern Long Island could materially adversely affect our financial condition and results of operations if general economic conditions or real estate values in this area decline.

Unlike larger banks that are more geographically diversified, the Bank’s loan portfolio consists primarily of real estate loans secured by commercial and residential real estate properties located in the Bank’s principal lending area in Suffolk County which is located on eastern Long Island. The local economic conditions on eastern Long Island have a significant impact on the volume of loan originations and the quality of our loans, the ability of borrowers to repay these loans, and the value of collateral securing these loans. A considerable decline in the general economic conditions caused by inflation, recession, unemployment or other factors beyond our control would impact these local economic conditions and could negatively affect our financial condition and results of operations. Additionally, while we have a significant amount of commercial real estate loans, the majority of which are owner-occupied, decreases in tenant occupancy may also have a negative effect on the ability of borrowers to make timely repayments of their loans, which would have an adverse impact on our earnings.

Changes in interest rates could affect our profitability.

The Bank’s ability to earn a profit, like most financial institutions, depends primarily on net interest income, which is the difference between the interest income that the Bank earns on its interest-earning assets, such as loans and investments, and the interest expense that the Bank pays on its interest-bearing liabilities, such as deposits. The Bank’s profitability depends on its ability to manage its assets and liabilities during periods of changing market interest rates.

In a period of rising interest rates, the interest income earned on the Bank’s assets may not increase as rapidly as the interest paid on its liabilities. In an increasing interest rate environment, the Bank’s cost of funds is expected to increase more rapidly than interest earned on its loan and investment portfolio as its primary source of funds is deposits with generally shorter maturities than those on its loans and investments. This makes the balance sheet more liability sensitive in the short term.

A sustained decrease in market interest rates could adversely affect the Bank’s earnings. When interest rates decline, borrowers tend to refinance higher-rate, fixed-rate loans at lower rates. Under those circumstances, the Bank would not be able to reinvest those prepayments in assets earning interest rates as high as the rates on those prepaid loans or in investment securities. In addition, the majority of the Bank’s loans are at variable interest rates, which would adjust to lower rates.

Changes in interest rates also affect the fair value of our securities portfolio.  Generally, the value of securities moves inversely with changes in interest rates.  As of September 30, 2011, our securities portfolio totaled $558.5 million.

In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act eliminated the federal prohibition on paying interest on demand deposits effective July 21, 2011, thus allowing businesses to have interest-

bearing checking accounts.  Depending on competitive responses, this change to existing law could increase our interest expense.

Strong competition within our market area may limit our growth and profitability.

The Bank’s market area is located in Suffolk County on eastern Long Island and its customer base is mainly located in the towns of East Hampton, Southampton, Southold and Riverhead. In 2009, the Bank expanded its market areas to include a branch in Shirley, New York located in the town of Brookhaven. In 2010, the Bank continued to expand westward to Center Moriches and Patchogue, New York located in the town of Brookhaven, New York and Deer Park, New York located within the town of Babylon. Competition in the banking and financial services industry remains intense. The profitability of the Bank depends on the continued ability to successfully compete. The Bank competes with commercial banks, savings banks, credit unions, insurance companies, and brokerage and investment banking firms. Many of our competitors have substantially greater resources and lending limits than the Bank and may offer certain services that the Bank does not provide. In addition, competitors may offer deposits at higher rates and loans with lower fixed rates, more attractive terms and less stringent credit structures than the Bank has been willing to offer. Furthermore, the high cost of living on the twin forks of eastern Long Island creates increased competition for the recruitment and retention of qualified staff.

Our future success depends on the success and growth of The Bridgehampton National Bank.

Our primary business activity for the foreseeable future will be to act as the holding company of the Bank. Therefore, our future profitability will depend on the success and growth of this subsidiary.  The continued and successful implementation of our growth strategy will require, among other things, that we increase our market share by attracting new customers that currently bank at other financial institutions in our market area.  In addition, our ability to successfully grow will depend on several factors, including favorable market conditions, the competitive responses from other financial institutions in our market area, and our ability to maintain high asset quality.  While we believe we have the management resources, market opportunities and internal systems in place to obtain and successfully manage future growth, growth opportunities may not be available and we may not be successful in continuing our growth strategy.  In addition, continued growth requires that we incur additional expenses, including salaries and occupancy expense related to new branches and related support staff.  Many of these increased expenses are considered fixed expenses.  Unless we can successfully continue our growth, our results of operations could be negatively affected by these increased costs.  Finally, our growth is also affected by the seasonality of our markets in Eastern Long Island, including the Hamptons and North Fork, a region that is a recreational destination for the New York metropolitan area, and a highly regarded resort locale world-wide.  This seasonality results in more economic activity in the summer months and decrease activity in the off season, which can adversely impact the consistency and sustainability of growth.

The loss of key personnel could impair our future success.

Our future success depends in part on the continued service of our executive officers, other key management, as well as our staff, and on our ability to continue to attract, motivate, and retain additional highly qualified employees. The loss of services of one or more of our key personnel or our inability to timely recruit replacements for such personnel, or to otherwise attract, motivate, or retain qualified personnel could have an adverse effect on our business, operating results and financial condition.

We operate in a highly regulated environment.

The Bank and Company are subject to extensive regulation, supervision and examination by the OCC, the FDIC, the Federal Reserve Board and the SEC. Such regulation and supervision governs the activities in which a financial institution and its holding company may engage and are intended primarily for the protection of the consumer rather than for the protection of shareholders. Recently regulators have intensified their focus on the USA PATRIOT Act’s anti-money laundering and Bank Secrecy Act compliance requirements. In order to comply with regulations, guidelines and examination procedures in this area as well as other areas of the Bank’s operations, we have been required to adopt new policies and procedures and to install new systems. We cannot be certain that the policies, procedures, and systems we have in place are effective and there is no assurance that in every instance we are in full compliance with these requirements. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, may have a material impact on our operations.

We may be adversely affected by current economic and market conditions.

The national and global economic downturn that began in 2007 has resulted in unprecedented levels of financial market volatility which depressed the market value of financial institutions, limited access to capital and/or had a material adverse effect on the financial condition or results of operations of banking companies. Since 2008, significant declines in the values of mortgage-backed securities and derivative securities of financial institutions, government sponsored entities, and major commercial and investment banks has led to decreased confidence in financial markets among borrowers, lenders, and depositors, as well as disruption and extreme volatility in the capital and credit markets and the failure of some entities in the financial sector. As a result, many lenders and institutional investors have reduced or ceased to provide funding to borrowers. While financial markets appear to be stabilizing, and there are a few positive signs of economic recovery, including increased local real estate activity, economic uncertainty remains. Unemployment rates are high and consumer confidence is low. While the timing of an economic recovery remains unknown, this may have an adverse affect on our financial condition and results of operations.  Turbulence in the capital and credit markets may adversely affect our liquidity and financial condition and the willingness of certain counterparties and customers to do business with us.

Increases to the allowance for credit losses may cause our earnings to decrease.

Our customers may not repay their loans according to the original terms, and the collateral securing the payment of those loans may be insufficient to pay any remaining loan balance. Hence, we may experience significant loan losses, which could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. In determining the amount of the allowance for credit losses, we rely on loan quality reviews, past loss experience, and an evaluation of economic conditions, among other factors. If our assumptions prove to be incorrect, our allowance for credit losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to the allowance. Material additions to the allowance through charges to earnings would materially decrease our net income.

Bank regulators periodically review our allowance for credit losses and may require us to increase our provision for credit losses or loan charge-offs. Any increase in our allowance for credit losses or loan charge-offs as required by these regulatory authorities could have a material adverse effect on our results of operations and/or financial condition.

The trust preferred securities that we issued haves rights that are senior to those of our common shareholders. The conversion of the trust preferred securities into shares of our common stock could result in dilution of your investment.

In October 2009 we issued $16 million of 8.5% cumulative convertible trust preferred securities from a special purpose trust, and we issued an identical amount of junior subordinated debentures to this trust.  Payments of the principal and interest on the trust preferred securities are conditionally guaranteed by us. Further, the accompanying junior subordinated debentures that we issued to the trust are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the obligations with respect to the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on the junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock.

In addition, each $1,000 in liquidation amount of the trust preferred securities currently is convertible, at the option of the holder, into 32.2581 shares of our common stock.  The conversion of these securities into shares of our common stock would dilute the ownership interests of purchasers of our common stock in this offering.

The Dodd-Frank Wall Street Reform and Consumer Protection Act will, among other things, tighten capital standards, create a new Consumer Financial Protection Bureau and result in new laws and regulations that are expected to increase our cost of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) is significantly changing the bank regulatory structure and is affecting the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations, and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for many months or years.

Certain provisions of the Dodd-Frank Act are expected to have a near-term effect on us. For example, a provision of the Dodd-Frank Act eliminated the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest-bearing checking accounts.  Depending on competitive responses, this significant change to existing law could increase our interest expense.

The Dodd-Frank Act created a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets will be examined by their applicable bank regulators.  The Dodd-Frank Act also weakens the federal preemption rules that have been applicable for national banks and federal savings associations, and gives state attorneys general the ability to enforce federal consumer protection laws.

It is difficult to predict at this time what specific impact the Dodd-Frank Act and the many yet to be written implementing rules and regulations will have on community banks. However, it is expected that at a minimum they will increase our operating and compliance costs and could increase our interest expense.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption, or breach in security or operational integrity of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan, and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption, or security breach of our information systems, we cannot assure you that any such failures, interruptions, or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions, or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

The price of our common stock may fluctuate significantly, which may make it difficult for investors to resell shares of common stock at times or prices they find attractive.

Our stock price may fluctuate significantly as a result of a variety of factors, many of which are beyond our control. These factors include, in addition to those described in “Special Note Regarding Forward Looking Statements”:

•                                          Actual or anticipated quarterly fluctuations in our operating results and financial condition;

•                                          Changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to us or other financial institutions;

•                                          Speculation in the press or investment community regarding stock prices generally or relating to our reputation or the financial services industry;

•                                          Strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions or financings;

•                                          Fluctuations in the stock price and operating results of our competitors;

•                                          Future sales of our equity or equity-related securities;

•                                          Proposed or adopted regulatory changes or developments;

•                                          Anticipated or pending investigations, proceedings or litigation that involve or affect us;

•                                          Domestic and international economic factors unrelated to our performance; and

•                                          General market conditions and, in particular, developments related to market conditions for the financial services industry.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results. We expect that the market price of our common stock will continue to fluctuate and there can be no assurances about the levels of the market prices for our common stock.

The trading volume in our common stock has been low, and the sale of a substantial number of shares in the public market could depress the price of our stock and make it difficult for you to sell your shares.

Our common stock is currently traded on the NASDAQ Global Select Market. Our common stock is thinly traded and has substantially less liquidity than the average trading market for many other publicly traded companies, with volume averaging approximately 22,908 shares per day over the three months ended October 31, 2011. Thinly traded stocks can be more volatile than stock trading in an active public market. Our stock price has been volatile in the past, and several factors could cause the price to fluctuate substantially in the future. These factors include: our announcement of developments related to our businesses, operations and stock performance of other bank holding companies deemed to be peers, news reports of trends and concerns, irrational exuberance on the part of investors and other issues related to the financial services industry. Recently, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies, including those in the financial services sector, have experienced wide price fluctuations that have not necessarily been related to operating performance. Our stock price may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market declines or market volatility in the future, especially in the financial institutions sector of the economy, could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices. Therefore, our shareholders may not be able to sell their shares at the volume, prices or times that they desire.

We may issue additional equity securities, or engage in other transactions which dilute our book value or affect the priority of the common stock, which may adversely affect the market price of our common stock.

Our board of directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities. Except as described under “Plan of Distribution,” we are not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings, or the prices at which such offerings may be affected. Such offerings could be dilutive to common shareholders. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, our then current common shareholders.  If we raise additional capital by selling debt or preferred equity securities, upon liquidation, holders of our debt securities and shares of preferred stock, and lenders with respect to other borrowings, will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

Substantial regulatory limitations on changes of control and anti-takeover provisions in our certificate of incorporation and bylaws may make it more difficult for you to receive a change in control premium.

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquiror is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve Board.

In addition, our certificate of incorporation and bylaws contain a number of provisions that may make it more difficult for a third party to acquire control of the Company without the approval of our board of directors, and may make it more difficult or expensive for a third party to acquire a majority of our outstanding common stock.  See “Description of Our Capital Stock—Certain Provisions in Our Certificate of Incorporation, Our Bylaws and Federal Law Affecting Our Shareholders.”

USE OF PROCEEDS

We intend to use the proceeds of the offering for general corporate purposes, including for contributions to the capital of the Bank.

MARKET FOR COMMON STOCK AND OUR DIVIDEND POLICY

Our common stock is listed on the NASDAQ under the symbol “BDGE.” Over the three-month period ended October 31, 2011, the average daily trading volume amounted to approximately 22,908 shares. No assurance can be given that an active trading market will develop in the foreseeable future or can be maintained. As of November 18, 2011, we had 6,892,105 shares of common stock outstanding, held of record by approximately 788 shareholders of record.

The following table sets forth, for the periods indicated, the high and low sales prices per share for the common stock as reported on the NASDAQ and the cash dividends paid per common share, for the periods shown.

	High	Low	Dividend Paid
Quarter Ended:
December 31, 2011 (through November 18, 2011)	$20.79	$17.51	$0.23
September 30, 2011	$22.19	$17.77	$0.23
June 30, 2011	$22.68	$20.73	$0.23
March 31, 2011	$25.94	$20.94	$0.23

December 31, 2010	$26.19	$23.25	$0.23
September 30, 2010	$26.05	$21.57	$0.23
June 30, 2010	$27.11	$20.33	$0.23
March 31, 2010	$26.05	$21.30	$0.23
	`
December 31, 2009	$25.59	$20.05	$0.23
September 30, 2009	$29.25	$24.33	$0.23
June 30, 2009	$27.48	$19.25	$0.23
March 31, 2009	$20.97	$17.50	$0.23

The amount of future dividends, if any, will be determined by our board of directors and will depend on our earnings, financial condition and other factors considered by the board of directors to be relevant.  In addition, the payment of cash dividends on the common stock will depend upon the ability of the Bank to declare and pay dividends to us. The Bank’s ability to pay dividends will depend primarily upon its earnings, financial condition, and need for funds, as well as applicable governmental policies. Even if we have earnings in an amount sufficient to pay dividends, the Bank’s board of directors may determine to retain earnings for the purpose of funding growth. The Bank generally pays a dividend to us to provide funds for: debt service on the junior subordinated debentures, a portion of the proceeds of which were contributed to the Bank as capital; dividends that we pay to our shareholders; stock repurchases; and other expenses.

There are various legal limitations with respect to the Bank’s ability to pay dividends to us and our ability to pay dividends to shareholders.  Under the New York Business Corporation Law, we may pay dividends on our outstanding shares except if we are insolvent or would be made insolvent by the dividend.  Under federal banking law, the prior approval of the Federal Reserve Board and the Office Comptroller of the Currency (the “OCC”) may be required in certain circumstances prior to the payment of dividends by us or the Bank.  A national bank may generally declare a dividend, without approval from the OCC, in an amount equal to its year-to-date net income plus the prior two years’ net income that is still available for dividend.  The OCC has the authority to prohibit a national bank from paying dividends if such payment is deemed to be an unsafe or unsound practice.  In addition, as a depository institution the deposits of which are insured by the FDIC, the Bank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due to the FDIC. The Bank currently is not (and never has been) in default under any of its obligations to the FDIC.

The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve Board’s policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. The Federal Reserve Board has the authority to prohibit us from paying dividends if such payment is deemed to be an unsafe or unsound practice.

DESCRIPTION OF OUR CAPITAL STOCK

We are authorized to issue 20,000,000 shares of common stock, par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share.  As of November 18, 2011, we had 6,892,105 shares of common stock outstanding, and no shares of preferred stock outstanding.  In addition, as of November 18, 2011, there were options to acquire 54,223 shares of common stock were outstanding, all of which were exercisable.

Description of Common Stock

Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock.

Dividends

The holders of Bridge Bancorp, Inc. common stock are entitled to receive and share equally in such dividends, if any, declared by the board of directors out of funds legally available therefor.  Under the New York Business Corporation Law, we may pay dividends on our outstanding shares except if we are insolvent or would be made insolvent by the dividend.  In addition, we may pay dividends out of surplus, so that our net assets remaining after such payment shall at least equal the amount of stated capital, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared, and/or the preceding fiscal year.  If we issue preferred stock, the holders thereof may have a priority over the holders of our common stock with respect to dividends.

Voting Rights

The holders of our common stock are generally entitled to one vote per share. Holders of our common stock are not entitled to cumulate their votes in the election of directors.

Liquidation

In the event of our liquidation, dissolution or winding up, the holders of our common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities and the holders of any preferred stock, all of our assets available for distribution.

No Preemptive or Redemption Rights

Holders of our common stock are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Description of Preferred Stock

Our certificate of incorporation permits the board of directors to authorize the issuance of up to 2,000,000 shares of preferred stock, par value $0.01 per share, in one or more series, without shareholder action. The board of directors can fix the number of shares to be included in each such series, and the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Therefore, without shareholder approval, our board of directors can authorize the issuance of preferred stock with voting, dividend, liquidation and conversion and other rights that could dilute the voting power of the common stock and may assist management in impeding any unfriendly takeover or attempted change in control. None of our preferred stock is currently outstanding.

Certain Provisions in Our Certificate of Incorporation, Our Bylaws

and Federal Law Affecting Our Shareholders

The following discussion is a general summary of the material provisions of our certificate of incorporation and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect.  The following description of certain of these provisions is necessarily general and, with respect to provisions contained in our certificate of incorporation and bylaws, reference should be made in each case to the document in question.  See “Where You Can Find More Information” as to how to review a copy of these documents.

Our certificate of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of our board of directors or management more difficult. Such provisions include, among others, the requirement of a supermajority vote of shareholders to approve certain business combinations and other corporate actions, special procedural rules for certain business combinations, a classified board of directors, restrictions on the calling of special meetings of shareholders that do not provide for the calling of special meetings by the shareholders, and a provision in its certificate of incorporation allowing the board of directors to oppose a tender or other offer for our securities, including through the issuance of authorized but unissued securities or treasury stock or granting stock options, based on a wide range of considerations.

Directors. The board of directors is divided into three classes.  The members of each class will be elected for a term of three years and only one class of directors will be elected annually.  Thus, it would take at least two annual elections to replace a majority of our board of directors.  Further, the bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

Restrictions on Call of Special Meetings.  The certificate of incorporation and bylaws provide that special meetings of shareholders can be called only by the board of directors.  Shareholders are not authorized to call a special meeting of shareholders.

Authorized but Unissued Shares.  We have authorized but unissued shares of common and preferred stock.  See “Description of Our Capital Stock.”  The certificate of incorporation authorizes 2,000,000 shares of serial preferred stock.  We are authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof.  In the event of a proposed merger, tender offer or other attempt to gain control of us that the board of directors does not approve, it might be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction.  An effect of the possible issuance of preferred stock, therefore may be to deter a future attempt to gain control of us.  The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Certificate of Incorporation and Bylaws.  The affirmative vote of the holders of not less than 75% of the votes entitled to be cast by the holders of all shares of common stock outstanding is required to amend the following provisions of the certificate of incorporation:

(i)            The granting of preemptive rights to the holders of any class of capital stock;

(ii)           The ability of the board of directors to oppose a tender or other offer for our securities under certain circumstances;

(iii)          The ability of the board of directors to require the approval of a super-majority of shareholders prior to certain business combinations with us; and

(iv)                              The limitation on the liability of directors.

The bylaws may be amended by the affirmative vote of a majority of our directors.

Change of Control Regulations

Under the Change in Bank Control Act, no person may acquire control of a national bank unless the OCC has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. Similarly, no person may acquire control of the parent bank holding company of a national bank unless the Federal Reserve has been given 60 days prior written notice and has not issued a notice disapproving of the proposal acquisition.

Control, as defined under federal law, means ownership, control of or holding with power to vote 25% or more of any class of voting stock.  Acquisition of more than 10% of any class, subject to rebuttal, of a bank’s or bank holding company’s voting securities is presumed to constitute control if the securities are registered under the Securities Exchange Act of 1934 or no other person will hold a greater percentage of that class of voting securities after the acquisition.

An acquisition of control may be disapproved if the regulators find, among other things, that:

1.                                       the acquisition would result in a monopoly or substantially lessen competition;

2.                                       the financial condition of the acquiring person or the financial prospects of the institution is such as might jeopardize the financial stability of the institution or prejudice the interests of depositors;

3.                                       the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person, or

4.                                       the proposed acquisition would result in an adverse effect on the Deposit Insurance Fund.  If a company or existing bank holding company seeks to acquire control of a national bank or bank holding company, filings must be made under the Bank Holding Company Act and the Federal Reserve Board must issue its approval of the transaction prior to its consummation.  The standards reviewed by the Federal Reserve Board in such a case are similar to those referenced above.

PLAN OF DISTRIBUTION

We have entered into a sales agency agreement with Sandler O’Neill dated November 21, 2011, under which we may issue and sell from time to time shares of our common stock having an aggregate offering price of up to $10,000,000 through Sandler O’Neill as our sales agent.  Sales of the shares of our common stock, if any, under this prospectus supplement and the accompanying prospectus will be made in “at the market” offerings as defined in Rule 415 of the Securities Act of 1933, including sales made by means of ordinary brokers’ transactions on the NASDAQ or other transactions at market prices prevailing at the time of the sale, at prices related to the prevailing market prices, or at negotiated prices.  As sales agent, Sandler O’Neill will not engage in any stabilizing transactions in our common stock in violation of Rule 104 of Regulation M.

Sandler O’Neill will offer our common stock subject to the terms and conditions of the sales agency agreement on a daily basis or as otherwise agreed upon by us and Sandler O’Neill.

Upon its acceptance of written instructions from us, Sandler O’Neill will use its commercially reasonable efforts as our sales agent to sell on our behalf all of the designated shares of our common stock under the terms and subject to the conditions set forth in the sales agency agreement.  We will instruct Sandler O’Neill as to the amount of common stock to be sold by it.  We may instruct Sandler O’Neill not to sell common stock if the sales cannot be effected at or above the price designated by us in any instruction.  We or Sandler O’Neill may suspend the offering of our common stock under certain circumstances under the sales agency agreement by notifying the other party.

Sandler O’Neill will receive from us a commission not to exceed 3.0% of the gross sales price per share for any shares sold through it as our sales agent under the sales agency agreement.  The remaining sales proceeds, after deducting any expenses payable by us and any transaction fees imposed by any governmental, regulatory or self-regulatory organization in connection with the sales, will equal our net proceeds for the sale of such shares.  We have agreed to reimburse Sandler O’Neill for legal expenses incurred by them subject to certain limitations.  We estimate that the total expenses of the offering payable by us, excluding discounts and commissions payable to Sandler O’Neill under the sales agency agreement, will be approximately $200,000.  Pursuant to a requirement of the Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than 8% of the gross proceeds received by the offeror for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act of 1933, as amended.

Sandler O’Neill will provide written confirmation to us following the close of trading on the NASDAQ each day in which shares of common stock are sold by it for us under the sales agency agreement.  Each confirmation will include the number of shares sold on that day, the gross sales price per share, the net proceeds to us and the compensation paid by us to Sandler O’Neill in connection with the sales of common stock.

Settlement for sales of shares of our common stock will occur, unless the parties agree otherwise, on the third business day following the date on which any sales were made in return for payment of the net proceeds to us.  There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

Under the terms of the sales agency agreement, we also may sell shares of our common stock to Sandler O’Neill, as principal for its own account, at a price agreed upon at the time of sale.  If we sell shares to Sandler O’Neill as principal or other than in accordance with the sales agency agreement, we will enter into a separate agreement with Sandler O’Neill, and we will describe such agreement in a separate prospectus supplement or pricing supplement.

We will report in a prospectus supplement and/or our filings under the Exchange Act at least quarterly the number of shares of our common stock sold through Sandler O’Neill under the sales agency agreement, the net proceeds to us and the compensation paid by us to Sandler O’Neill in connection with the sales of our common stock.

In connection with the sale of common stock on our behalf, Sandler O’Neill may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to Sandler O’Neill may be deemed to be underwriting commissions or discounts.  We have agreed in the sales agency agreement to indemnify Sandler O’Neill against certain specified liabilities, including liabilities under the Securities Act, or to contribute to payments that Sandler O’Neill may be required to make because of those liabilities.

In the ordinary course of their business, Sandler O’Neill and/or its affiliates have engaged and may engage in commercial and investment banking transactions, financial advisory and other transactions with us.  They have received, or may receive, customary compensation and expenses.  To the extent required by Regulation M, Sandler O’Neill will not engage in any market making activities involving our common stock while the offering is ongoing under this prospectus supplement.

The offering of shares of our common stock pursuant to the sales agency agreement will terminate upon the earlier of (1) the sale of all shares of common stock subject to the sales agency agreement and (2) the termination of the sales agency agreement by us or by Sandler O’Neill.

TRANSFER AGENT

The Transfer Agent for our common stock is Registrar and Transfer Company, Cranford, New Jersey.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and selected other legal matters in connection with the offering will be passed upon for us by the law firm of Luse Gorman Pomerenk & Schick, P.C., Washington, DC.  Gaeta & Eveson, P.A., Raleigh, North Carolina, will pass upon certain legal matters for the underwriter.

EXPERTS

The consolidated financial statements of Bridge Bancorp, Inc. as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, and the effectiveness of Bridge Bancorp, Inc.’s internal control over financial reporting as of December 31, 2010 have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as set forth in its report which are incorporated herein by reference.  Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus supplement. This prospectus supplement is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus supplement to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, DC, as well as through the SEC’s internet website.

You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents (unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus). You can obtain documents incorporated by reference in this prospectus by contacting us at Corporate Secretary, Bridge Bancorp, Inc., 2200 Montauk Highway, Bridgehampton, New York 11932, telephone (631) 537-1000, or from our internet website at www.bridgenb.com. This reference to our website is for the convenience of investors as required by the SEC and shall not be deemed to incorporate any information on the website into this prospectus supplement, the accompanying prospectus or the registration statement on Form S-3.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document that we file separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included directly in this document or in a more recent incorporated document.

This prospectus supplement incorporates by reference the documents listed below that we have previously filed with the SEC.

SEC Filings	Period or Filing Date (as applicable)

Annual Report on Form 10-K	Year ended December 31, 2010

Quarterly Report on Form 10-Q	Quarter ended September 30, 2011 Quarter ended June 30, 2011 Quarter ended March 31, 2011

Current Reports on Form 8-K (in each case other than those portions furnished under Item 2.02 or 7.01 of Form 8-K)	November 21, 2011 October 4, 2011 September 28, 2011 July 5, 2011 July 1, 2011 May 10, 2011 March 29, 2011 March 18, 2011 February 10, 2011

Portions of our proxy statement for the annual meeting of shareholders held on May 6, 2011 that have been incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2010

April 1, 2011

In addition, we also incorporate by reference all future documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of our initial registration statement relating to the securities covered by this prospectus until the completion of the distribution of such securities. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than current reports or portions thereof furnished under Items 2.02 or 7.01 of Form 8-K), as well as proxy statements.  The information incorporated by reference contains information about us and our financial condition and is an important part of this prospectus supplement and the accompanying prospectus.

We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, those contained in this prospectus or in any of the materials that we have incorporated into this prospectus. If anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

PROSPECTUS

$50,000,000

Bridge Bancorp, Inc.

Debt Securities

Common Stock

Preferred Stock

Depository Shares

Warrants

Purchase Contracts

Units

Bridge Statutory Capital Trust I

Capital Securities

Fully and unconditionally guaranteed by Bridge Bancorp, Inc. as described herein

We and/or Bridge Statutory Capital Trust I, or the Trust, may offer and sell from time to time up to $50 million of unsecured debt securities, which may consist of notes, debentures, or other evidences of indebtedness; shares of common stock; shares of preferred stock; depositary shares; purchase contracts; warrants to purchase other securities; capital securities of the Trust; guarantees of capital securities of the Trust; and units consisting of any combination of the above securities.  This prospectus provides you with a general description of the securities listed above. Each time we offer any securities pursuant to this prospectus, we will provide you with a prospectus supplement, and, if necessary, a pricing supplement, that will describe the specific amounts, prices and terms of the securities being offered. These supplements may also add, update or change information contained in this prospectus. To understand the terms of the securities offered, you should carefully read this prospectus with the applicable supplements, which together provide the specific terms of the securities we are offering.

Our common stock is traded on the Nasdaq Global Select Market under the symbol “BDGE.”

This prospectus may be used to offer and sell securities only if accompanied by the prospectus supplement and any applicable pricing supplement for those securities.

You should read this prospectus and any supplements carefully before you invest. Investing in our securities or the securities issued by the Trust involves a high degree of risk. See the section entitled “Risk Factors,” on page 3 of this prospectus, in any prospectus supplement and in the documents we file with the SEC that are incorporated in this prospectus by reference for certain risks and uncertainties you should consider.

These securities are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus or the prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 10, 2009.

IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS

PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT

We may provide information to you about the securities we are offering in three separate documents that progressively provide more detail:

•                  this prospectus, which provides general information, some of which may not apply to your securities;

•                  a prospectus supplement, which describes the terms of the securities, some of which may not apply to your securities and which may not include information relating to the prices of the securities being offered; and

•                  if necessary, a pricing supplement, which describes the pricing terms of your securities.

If the terms of your securities vary among the pricing supplement, the prospectus supplement and the prospectus, you should rely on the information in the following order of priority:

•                  the pricing supplement, if any;

•                  the prospectus supplement; and

•                  this prospectus.

We include cross-references in this prospectus and the prospectus supplement to captions in these materials where you can find further related discussions. The following Table of Contents and the Table of Contents included in the prospectus supplement provide the pages on which these captions are located.

Unless indicated in the applicable prospectus supplement, we have not taken any action that would permit us to publicly sell these securities in any jurisdiction outside the United States. If you are an investor outside the United States, you should inform yourself about and comply with any restrictions as to the offering of the securities and the distribution of this prospectus.

i

ii

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf registration process, we and/or the Trust may from time to time offer and sell the debt securities, common stock, preferred stock, depositary shares, warrants, purchase contracts, capital securities of the Trust and guarantees of the capital securities by us, or units consisting of a combination of any of the securities described in this prospectus in one or more offerings, up to a total dollar amount of $50 million.  This prospectus provides you with a general description of the securities covered by it. Each time we offer these securities, we will provide a prospectus supplement and, if necessary, a pricing supplement, that will contain specific information about the terms of the offer. The prospectus supplement and any pricing supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the prospectus supplement and any pricing supplement together with the additional information described under the heading “Where You Can Find More Information.”

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “Bridge Bancorp,” the “Company,” “we,” “us,” “our” or similar references mean Bridge Bancorp, Inc., references to the “Bank” mean The Bridgehampton National Bank, and references to the “Trust” mean Bridge Statutory Capital Trust I.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document that we file separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included directly in this document or in a more recent incorporated document.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC.

SEC Filings	Period or Filing Date (as applicable)

Annual Report on Form 10-K	Year ended December 31, 2008

Quarterly Report on Form 10-Q	Quarter ended March 31, 2009

Current Reports on Form 8-K (in each case other than those portions furnished under Item 2.02 or 7.01 of Form 8-K)	April 24, 2009 April 1, 2009

The description of our common stock set forth in the registration statement on Form 8-A12B (No. 001-34096) and any amendment or report filed with the SEC for the purpose of updating this description	June 9, 2008

In addition, we also incorporate by reference all future documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of our initial registration statement relating to the securities covered by this prospectus until the completion of the distribution of such securities. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than current reports furnished under Items 2.02 or 7.01 of Form 8-K), as well as proxy statements.

The information incorporated by reference contains information about us and our financial condition and is an important part of this prospectus.

You can obtain any of the documents incorporated by reference in this document through us, or from the SEC through the SEC’s Internet site at www.sec.gov. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at:

Corporate Secretary

Bridge Bancorp, Inc.

2200 Montauk Highway

P.O. Box 3005

Bridgehampton, New York 11932

(631) 537-1000

In addition, we maintain a corporate website, www.bridgenb.com.  We make available, through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. This reference to our website is for the convenience of investors as required by the SEC and shall not be deemed to incorporate any information on the website into this Registration Statement.

We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, those contained in this prospectus or in any of the materials that we have incorporated into this prospectus. If anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus and the documents incorporated into it by reference.  These forward-looking statements include: statements of goals, intentions, and expectations; estimates of risks and of future costs and benefits; assessments of probable loan losses; assessments of market risk; and statements of the ability to achieve financial and other goals.  Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate.” forecast,” “project” and other similar words and expressions.  Forward-looking statements are subject to numerous assumptions, risks, and uncertainties, which may change over time.  Forward-looking statements speak only as of the date they are made.  Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possible materially, from those that we anticipated in our forward-looking statements and future results could differ materially from historical performance.

Our forward-looking statements are subject to the following principal risks and uncertainties: changes in economic conditions including an economic recession that could affect the value of real estate collateral and the ability for borrowers to repay their loans; legislative and regulatory changes, including increases in FDIC insurance rates; monetary and fiscal policies of the federal government; changes in tax policies, rates and regulations of federal, state and local tax authorities; changes in interest rates; deposit flows; the cost of funds; demand for loan products and other financial services; competition; changes in the quality and composition of the Bank’s loan and investment portfolios; changes in management’s business strategies; changes in accounting principles, policies or guidelines; changes in real estate values; and a variety of other matters which, by their nature, are subject to significant uncertainties.  We provide greater detail regarding some of these factors in our Form 10-K for the year ended December 31, 2008, including the Risk Factors section of that report and in our other filings we make with the SEC.  Our forward-looking statements may also be subject to other risks and uncertainties, including those that we may discuss elsewhere in other documents we file with the SEC from time to time.

You should not place undue reliance on these forward-looking statements, which reflect our expectations only as of the date of this prospectus. We do not assume any obligation to revise forward-looking statements except as may be required by law.

RISK FACTORS

Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement and in our most recent Annual Report on Form 10-K, and in our updates to those Risk Factors in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus, the prospectus supplement or any applicable pricing supplement, in light of your particular investment objectives and financial circumstances. In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware or focused on or that management deems immaterial. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

OUR COMPANY

We are a New York corporation formed in 1988 to become the holding company for The Bridgehampton National Bank.  We are registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.  At March 31, 2009, we had total assets of $813.0 million, deposits of $705.9 million and total stockholders’ equity of $58.6 million.

The Bridgehampton National Bank was established in 1910 as a national banking association and is headquartered in Bridgehampton, New York. The Bank operates fifteen branches on eastern Long Island. The Bank engages in full service commercial and consumer banking business, including accepting time, savings and demand deposits from the consumers, businesses and local municipalities surrounding its branch offices. These deposits, together with funds generated from operations and borrowings, are invested primarily in commercial real estate, home equity, construction, residential mortgage and secured and unsecured commercial and consumer loans, as well as Federal Home Loan Bank, Federal National Mortgage Association, Government National Mortgage Association and Federal Home Loan Mortgage Corporation mortgage-backed securities and collateralized mortgage obligations, New York State and local municipal obligations and U.S government sponsored entity securities. The Bank’s principal market area is located on eastern Long Island.

The Bank also operates Bridge Abstract LLC, a wholly owned subsidiary of the Bank, which is a broker of title insurance services. In addition, the Bank has established a real estate investment trust subsidiary, Bridgehampton Community, Inc.

Our principal executive offices are located at 2200 Montauk Highway, Bridgehampton, New York 11932, and our telephone number is (631) 537-1000.

Additional information about us and our subsidiaries is included in documents incorporated by reference in this prospectus. See “Where You Can Find More Information” on page 1 of this prospectus.

BRIDGE STATUTORY CAPITAL TRUST I

We have created a statutory trust under Delaware law under a trust agreement established for the Trust. A trust is a fiduciary relationship where one person known as the trustee, holds some property for the benefit of another person, in this case, the purchasers of the securities. For the securities being sold, the trustee and we will enter into an amended and restated trust agreement that will be essentially in the form filed as an exhibit to the registration statement, which will state the terms and conditions for each trust to issue and sell the specific capital securities and common securities.

The Trust exists solely to:

•                  issue and sell capital securities and common securities;

•                  maintain its status as a grantor trust for federal income tax purposes; and

•                  engage in other activities that are necessary or incidental to these purposes.

We will purchase all of the common securities of the Trust.

The common securities will have terms substantially identical to, and will rank equal in priority of payment with, the capital securities. If we default on the corresponding junior subordinated debentures, then distributions on the common securities will be subordinate to the capital securities in priority of payment.

As the direct or indirect holder of the common securities, we will appoint four trustees for the Trust. One of the trustees will be a U.S. banking institution serving as the property trustee and one will be a U.S. banking institution which will serve as the Delaware trustee.  The other two trustees will serve as administrative trustees (who are employees or officers of or affiliated with Bridge Bancorp) to conduct the Trust’s business and affairs. As holder of the common securities, we (except in some circumstances) have the power to:

•                  appoint trustees;

•                  replace or remove the trustees; and issue and sell capital securities and common securities; and

•                  increase or decrease the number of trustees.

This means that if you are dissatisfied with a trustee you will not be able to remove the trustee without our assistance. Similarly, if we are dissatisfied with a trustee we can remove the trustee even if you are satisfied with the trustee.

The property trustee will act as sole trustee under the trust agreement for purposes of compliance with the Trust Indenture Act and as trustee under the guarantees and junior subordinated debentures. See “Description of Capital Securities and Related Instruments — Description of the Guarantees” and “Description of Capital Securities and Related Instruments — Description of Junior Subordinated Debentures.”

The capital securities will be fully and unconditionally guaranteed by us as described under “Description of Capital Securities and Related Instruments — Description of the Guarantees.”

The principal executive office of the Trust is c/o Bridge Bancorp, Inc., 2200 Montauk Highway, Bridgehampton, New York 11932.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges were as follows for the periods presented:

	Three Months Ended March 31,	Years Ended December 31,
	2009	2008	2007	2006	2005	2004

Ratios of Earnings to Fixed Charges:
Including deposit interest	2.62x	2.34x	2.16x	2.41x	4.24x	7.36x
Excluding deposit interest	17.70x	17.30x	24.37x	20.68x	32.96x	59.65x

For the purpose of computing the consolidated ratio of earnings to fixed charges, “earnings” consist of income before income taxes plus fixed charges. “Fixed charges” consist of interest on borrowings, including one-third of rent expense, which approximates the interest component of rent expense. In addition, where indicated fixed charges includes interest on deposits.  We currently have no shares of preferred stock outstanding and have not paid any preferred stock dividends during the periods presented.  A statement setting forth details of the computation of the ratios of earnings to fixed charges is included as Exhibit 12.1 to the registration statement of which this prospectus is a part.

USE OF PROCEEDS

The Company intends to use the net proceeds from the sale of the securities for general corporate purposes unless otherwise indicated in the prospectus supplement relating to a specific issue of securities. The Company’s general corporate purposes will likely include support for organic growth, and may also include, among other things, financing possible acquisitions of branches or other financial institutions, diversification into other banking-related businesses, extending credit to, or funding investments in, our subsidiaries, repaying, reducing or refinancing indebtedness, or repurchasing our outstanding common stock.

The precise amounts and the timing of our use of the net proceeds will depend upon market conditions, our subsidiaries’ funding requirements, the availability of other funds and other factors. Until we use the net proceeds from the sale of any of the securities for general corporate purposes, we will use the net proceeds to reduce our indebtedness or for temporary investments. We expect that we will, on a recurrent basis, engage in additional financings as the need arises to finance our corporate strategies to support our growth, to fund our subsidiaries, or otherwise.

REGULATION AND SUPERVISION

As a bank holding company controlling the Bank, we are subject to the Bank Holding Company Act of 1956, as amended (“BHCA”), and the rules and regulations of the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) under the BHCA applicable to bank holding companies. We are required to file reports with, and otherwise comply with the rules and regulations of the Federal Reserve Board and the SEC.

Our banking subsidiary, The Bridgehampton National Bank, is a national bank organized under the laws of the United States of America. The lending, investment, and other business operations of the Bank are governed by federal law and regulations and the Bank is prohibited from engaging in any operations not specifically authorized by such laws and regulations. The Bank is subject to extensive regulation by the Office of the Comptroller of the Currency (“OCC”) and to a lesser extent by the Federal Deposit Insurance Corporation (“FDIC”), as its deposit insurer as well as by the Federal Reserve Board. The Bank’s deposit accounts are insured up to applicable limits by the FDIC under its Deposit Insurance Fund.

These regulatory authorities have extensive enforcement authority over the institutions that they regulate to prohibit or correct activities that violate law, regulation or a regulatory agreement or which are deemed to be unsafe or unsound banking practices. Enforcement actions may include the appointment of a conservator or receiver, the issuance of a cease and desist order, the termination of deposit insurance, the imposition of civil money penalties on the institution, its directors, officers, employees and institution-affiliated parties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the removal of or restrictions on directors, officers, employees and institution-affiliated parties, and the enforcement of any such mechanisms through restraining orders or other court actions. Any change in laws and regulations, whether by the OCC, the FDIC, the Federal Reserve Board or through legislation, could have a material adverse impact on us, our operations and our stockholders.

Because we are a holding company, our rights and the rights of our creditors and the holders of the securities we are offering under this prospectus to participate in the assets of any of our subsidiaries upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary.

In addition, dividends, loans and advances from the Bank to us are restricted by federal law.

For a discussion of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries, and specific information relevant to us and the Bank, you should refer to our Annual Report on Form 10-K for the year ended December 31, 2008, and any other subsequent reports filed by us with the SEC, which are incorporated by reference in this prospectus. This regulatory framework is intended primarily for the protection of depositors and the Deposit Insurance Fund that insures deposits of the Bank, rather than for the protection of security holders.

DESCRIPTION OF THE SECURITIES

This prospectus contains a summary of the debt securities, common stock, preferred stock, depositary shares, warrants, purchase contracts, capital securities and related guarantees, and units that may be offered under this prospectus. The following summaries are not meant to be a complete description of each security.  However, this prospectus, the prospectus supplement and the pricing supplement, if applicable, contain the material terms and conditions for each security.  You should read these documents as well as the documents filed as exhibits to or incorporated by reference to this registration statement.  Capitalized terms used in this prospectus that are not defined will have the meanings given them in these documents.

Description of Debt Securities

General

We may issue senior debt securities or subordinated debt securities. Senior debt securities will be issued under an indenture, referred to as the “senior indenture,” and subordinated debt securities will be issued under a separate indenture, referred to in this Section as the “subordinated indenture.” The senior indenture and the subordinated indenture are referred to in this section as the “indentures.”  The senior debt securities and the subordinated debt securities are referred to in this section as the “debt securities.”  The debt securities will be our direct unsecured general obligations.

This prospectus describes the general terms and provisions of the debt securities.  When we offer to sell a particular series of debt securities, we will describe the specific terms of the securities in a supplement to this prospectus.  The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

The following briefly describes the general terms and provisions of the debt securities and the indentures.  We have not restated these indentures in their entirety in this description. We have filed the forms of the indentures, including the forms of debt securities, as exhibits to the registration statement of which this prospectus is a part. We urge you to read the indentures, because they, and not this description, control your rights as holders of the debt securities. The following description of the indentures is not complete and is subject to, and qualified in its entirety by reference to, all the provisions in the respective indentures. In the summary below, we have included references to section numbers of the applicable indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the indentures.

Neither indenture limits the amount of debt securities that we may issue under the indenture from time to time in one or more series. We may in the future issue debt securities under either indenture. At the date of this prospectus, we had not issued any debt securities under either indenture.

Neither indenture contains provisions that would afford holders of debt securities protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise adversely affect our capital structure or credit rating.

The debt securities will be our exclusive obligations. Neither indenture requires our subsidiaries to guarantee the debt securities. As a result, the holders of debt securities will generally have a junior position to claims of all creditors and preferred shareholders of our subsidiaries.

Terms of Each Series of Debt Securities Provided in the Prospectus Supplement

A prospectus supplement and any supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•                 the form and title of the debt securities;

•                 whether the debt securities are senior debt securities or subordinated debt securities and the terms of subordination;

•                 the principal amount of the debt securities;

•                 the denominations in which the debt securities will be issued;

•                 the portion of the principal amount which will be payable if the maturity of the debt securities is accelerated;

•                 the currency or currency unit in which the debt securities will be paid, if not U.S. dollars;

•                 any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable as well;

•                 the place where the principal of, and premium, if any, and interest on any debt securities will be payable;

•                 the date or dates on which the debt securities will be issued and the principal, and premium, if any, of the debt securities will be payable;

•                 the rate or rates which the debt securities will bear interest and the interest payment dates for the debt securities;

•                 any mandatory or optional redemption provisions;

•                 the terms, if any, upon which the debt securities are convertible into other securities of ours or another issuer and the terms and conditions upon which any conversion will be effected, including the initial conversion price or rate, the conversion period and any other provisions in addition to or instead of those described in this prospectus;

•                 any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•                 any deletion from, changes of or additions to the covenants or the Events of Default (as defined below) under “Provisions in Both Indentures — Events of Default and Remedies”;

•                 any changes to the terms and condition upon which the debt securities can be defeased or discharged;

•                 any restriction or other provision with respect to the transfer or exchange of the debt securities;

•                 the identity of any other trustee, paying agent and security registrar, if other than the trustee; and

•                 any other terms of the debt securities (Section 301).

We will maintain in each place specified by us for payment of any series of debt securities an office or agency where debt securities of that series may be presented or surrendered for payment, where debt securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon us in respect of the debt securities of that series and the related indenture may be served (Section 1002).

Debt securities may be issued under an indenture as original issue discount securities to be offered and sold at a substantial discount below their principal amount. Material federal income tax, accounting and other considerations applicable to any such original issue discount securities will be described in any related prospectus supplement. “Original issue discount security” means any security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof as a result of the occurrence of an Event of Default and the continuation thereof (Section 101).

Provisions Only in the Senior Indenture

Payment of the principal, premium, if any, and interest on the senior debt securities will rank equally in right of payment with all of our other unsecured senior debt.

Provisions Only in the Subordinated Indenture

Payment of the principal, premium, if any, and interest on the subordinated debt securities will be unsecured and will be subordinate and junior in priority of payment to prior payment in full of all of our senior indebtedness, including senior debt securities and other debt to the extent described in a prospectus supplement. (Section 1401 of the subordinated indenture.)

Subordinated Debt Securities Intended to Qualify as Tier 2 Capital

Unless otherwise stated in the applicable prospectus supplement, it is currently intended that the subordinated debt securities will qualify as Tier 2 Capital under the guidelines established by the Federal Reserve for bank holding companies. The guidelines set forth specific criteria for subordinated debt to qualify as Tier 2 Capital. Among other things, the subordinated debt must:

•                 be unsecured;

•                 have a minimum average maturity of five years;

•                 be subordinated in right of payment;

•                 not contain provisions permitting the holders of the debt to accelerate payment of principal prior to maturity except in the event of bankruptcy of the issuer; and

•                 not contain provisions that would adversely affect liquidity or unduly restrict management’s flexibility to operate the organization, particularly in times of financial difficulty, such as limitations on additional secured or senior borrowings, sales or dispositions of assets or changes in control.

Provisions in Both Indentures

Consolidation, Merger or Asset Sale

Each indenture generally allows us to consolidate or merge with a domestic person, association or entity. They also allow us to sell, lease or transfer our property and assets substantially as an entirety to a domestic person, association or entity. If this happens, the remaining or acquiring person, association or entity must assume all of our responsibilities and liabilities under the indentures including the payment of all amounts due on the debt securities and performance of the covenants in the indentures.

However, we will only consolidate or merge with or into any other person, association or entity or sell, lease or transfer our assets substantially as an entirety according to the terms and conditions of the indentures, which require that:

•             the remaining or acquiring person, association or entity is organized under the laws of the United States, any state within the United States or the District of Columbia;

•             the remaining or acquiring person, association or entity assumes our obligations under the indentures; and

•             immediately after giving effect to the transaction, no Default or Event of Default, as defined below, shall have occurred and be continuing.

The remaining or acquiring person, association or entity will be substituted for us in the indentures with the same effect as if it had been an original party to the indentures. Thereafter, the successor may exercise our rights and powers under the indentures, in our name or in its own name. If we sell or transfer all or substantially all of our assets, we will be released from all our liabilities and obligations under any indenture and under the debt securities. If we lease all or substantially all of our assets, we will not be released from our obligations under the indentures. (Sections 801 and 802)

Events of Default and Remedies

In the indentures, Default with respect to any series of debt securities means any event which is, or after notice or lapse of time or both would become, an Event of Default.

In the indentures, Event of Default with respect to any series of debt securities means any of the following:

•                 failure to pay the principal of or any premium on any debt security of that series when due;

•                 failure to pay interest on any debt security of that series for 30 days;

•                 subject to certain exceptions, failure to perform any other covenant in the indenture, other than a covenant default in the performance of which has expressly been included in the indenture solely for the benefit of series of debt securities other than that series, that continues for 90 days after being given written notice as specified in the indenture;

•                 our bankruptcy, insolvency or reorganization; or

•                 any other Event of Default included in any indenture or supplemental indenture. (Section 501)

If an Event of Default with respect to a series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of all of the outstanding debt securities of a particular series may declare the principal of all the debt securities of that series to be due and payable. When such declaration is made, such amounts will be immediately due and payable. The holders of a majority in principal amount of the outstanding debt securities of such series may rescind such declaration and its consequences if all existing Events of Default have been cured or waived, other than nonpayment of principal or interest that has become due solely as a result of acceleration. (Section 502)

Holders of a series of debt securities may not enforce the indenture or the series of debt securities, except as provided in the indenture or a series of debt securities. (Section 507) The trustee may require indemnity satisfactory to it before it enforces the indenture or such series of debt securities. (Section 603) Subject to certain limitations, the holders of a majority in principal amount of the outstanding debt securities of a particular series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power of the trustee. (Section 512) The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal or interest, if it considers such withholding of notice to be in the best interests of the holders. (Section 602)

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under an indenture. Further, an Event of Default under the debt securities of any series will not necessarily constitute an event of default under our other indebtedness or vice versa.

Modification of Indentures

Under each indenture, generally we and the trustee may modify our rights and obligations and the rights of the holders with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of any series affected by the modification, voting as one class. No modification of the principal or interest payment terms, no modification reducing the percentage required for modifications and no modification impairing the right to institute suit for the payment on debt securities of any series when due, is effective against any holder without its consent. (Section 902)

In addition, we and the trustee may amend the indentures without the consent of any holder of the debt securities to make certain technical changes, such as:

•                    curing ambiguities or correcting defects or inconsistencies;

•                    evidencing the succession of another person to us, and the assumption by that successor of our obligations under the applicable indenture and the debt securities of any series;

•                    providing for a successor trustee;

•                    qualifying the indentures under the Trust Indenture Act of 1939, as amended, which we refer to in this prospectus as the “Trust Indenture Act”;

•                    complying with the rules and regulations of any securities exchange or automated quotation system on which debt securities of any series may be listed or traded; or

•                    adding provisions relating to a particular series of debt securities. (Section 901)

Discharging Our Obligations

We may choose either to discharge our obligations on the debt securities of any series in a legal defeasance, or to release ourselves from our covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time on the 91st day after we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If we choose the legal defeasance option, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen or mutilated debt securities, conversion or exchange of debt securities, sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates. (Section 1302)

We may discharge our obligations on the debt securities of any series or release ourselves from covenant restrictions only if we meet certain requirements. Among other things, we must deliver an opinion of our legal counsel that the discharge will not result in holders having to recognize taxable income or loss or subject them to different tax treatment. In the case of legal defeasance, this opinion must be based on either an IRS letter ruling or change in federal tax law. We may not have a default on the debt securities discharged on the date of deposit. The discharge may not violate any of our agreements. The discharge may not result in our becoming an investment company in violation of the Investment Company Act of 1940.

Information Concerning the Indenture Trustee

Under provisions of the indentures and the Trust Indenture Act, if a trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the trustee shall either eliminate such interest or resign in the manner provided by the indentures. Any resignation will require the appointment of a successor trustee under the applicable indenture in accordance with its terms and conditions.

The trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the trustee with respect to the debt securities of such series. (Section 610)

Each indenture contains certain limitations on the right of the trustee thereunder, in the event that it becomes our creditor, to obtain payment of claims in some cases, or to realize on property received in respect of any such claim, as security or otherwise. (Section 613)

The trustee is required to submit an annual report to the holders of the debt securities regarding, among other things, the trustee’s eligibility to serve, the priority of the trustee’s claims regarding certain advances made by it, and any action taken by the trustee materially affecting the debt securities.

Each indenture provides that, in addition to other certificates or opinions that may be specifically required by other provisions of an indenture, every application by us for action by the trustee shall be accompanied by a certificate of our officers and an opinion of counsel, who may be our counsel, stating that, in the opinion of the signers, we have complied with all conditions precedent to the action. (Section 102)

No Personal Liability of Officers, Directors, Employees or Shareholders

Our officers, directors, employees and shareholders will not have any liability for our obligations under the indentures or the debt securities by way of his or her status. Each holder of debt securities, by accepting a debt security, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the debt securities.

Form, Denominations and Registration; Global Securities; Book Entry Only System

Unless otherwise indicated in a prospectus supplement, the debt securities of a series will be issued only in fully registered form, without coupons, in denominations of $1,000 or integral multiples thereof. (Section 302) You will not have to pay a service charge to transfer or exchange debt securities of a series, but we may require you to pay for taxes or other governmental charges due upon a transfer or exchange. (Section 305)

Unless otherwise indicated in a prospectus supplement, each series of debt securities will be deposited with, or on behalf of, The Depository Trust Company, or DTC, or any successor depositary, which we call a “depositary”, and will be represented by one or more global notes registered in the name of Cede & Co., as nominee of DTC. The interests of beneficial owners in the global notes will be represented through financial institutions acting on their behalf as direct or indirect participants in DTC. See “Description of Global Securities,” for the procedures for transfer of interests in securities held in global form.

Description of Common Stock

We are authorized to issue 22,000,000 shares of capital stock, 20,000,000 of which are shares of common stock, par value of $0.01 per share, and 2,000,000 of which are shares of preferred stock, par value of $0.01 per share.  As of June 22, 2009, we had 6,219,978 shares of common stock outstanding, and no shares of preferred stock outstanding.

Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock.

Dividends

The holders of our common stock are entitled to receive and share equally in such dividends, if any, declared by the board of directors out of funds legally available therefor.  Under the New York Business Corporation Law, we may pay dividends on our outstanding shares except when the Company is insolvent or would be made insolvent by the dividend. In addition, we may pay dividends out of surplus only, so that our net assets remaining after such payment shall at least equal the amount of stated capital.  If we issue preferred stock, the holders thereof may have a priority over the holders of our common stock with respect to dividends.

Voting Rights

The holders of our common stock are generally entitled to one vote per share.  Holders of our common stock are not entitled to cumulate their votes in the election of directors.

Liquidation

In the event of our liquidation, dissolution or winding up, the holders of our common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities and the holders of any preferred stock, all of our assets available for distribution.

No Preemptive or Redemption Rights

Holders of our common stock are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Provisions in Our Certificate of Incorporation, Our Bylaws and Federal Law Affecting Our Shareholders

Our certificate of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of our board of directors or management more difficult.  Such provisions include, among others, the requirement of a supermajority vote of shareholders to approve certain business combinations and other corporate actions, special procedural rules for certain business combinations, a classified board of directors, restrictions on the calling of special meetings of shareholders that do not provide for the calling of special meetings by the shareholders, and a provision in our certificate of incorporation allowing the board of directors to oppose a tender or other offer for our securities, including through the issuance of authorized but unissued securities or treasury stock or granting stock options, based on a wide range of considerations.  The foregoing is qualified in its entirety by reference to our certificate of incorporation and bylaws, both of which are on file with the SEC.

The Bank Holding Company Act generally would prohibit any company that is not engaged in financial activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of us. “Control” is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of our voting stock.  The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction.  Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as us, could constitute acquisition of control of the bank holding company.

Description of Preferred Stock

The following summary contains a description of the general terms of the preferred stock that we may issue. The specific terms of any series of preferred stock will be described in the prospectus supplement relating to that series of preferred stock. The terms of any series of preferred stock may differ from the terms described below. Certain provisions of the preferred stock described below and in any prospectus supplement are not complete. You should refer to the amendment to our certificate of incorporation or the certificate of amendment pursuant to applicable New York State law with respect to the establishment of a series of preferred stock which will be filed with the SEC in connection with the offering of such series of preferred stock.

General

Our certificate of incorporation permits our board of directors to authorize the issuance of up to 2,000,000 shares of preferred stock, par value $0.01, in one or more series, without stockholder action. The board of directors can fix the number of shares to be included in each such series, and the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Therefore, without stockholder approval, our board of directors can authorize the issuance of preferred stock with voting, dividend, liquidation and conversion and other rights that could dilute the voting power of the common stock and may assist management in impeding any unfriendly takeover or attempted change in control. None of our preferred stock is currently outstanding.

The preferred stock has the terms described below unless otherwise provided in the prospectus supplement relating to a particular series of the preferred stock. You should read the prospectus supplement relating to the particular series of the preferred stock being offered for specific terms, including:

•                 the designation and stated value per share of the preferred stock and the number of shares offered;

•                 the amount of liquidation preference per share;

•                 the price at which the preferred stock will be issued;

•                 the dividend rate, or method of calculation, the dates on which dividends will be payable, whether dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will commence to accumulate;

•                 any redemption or sinking fund provisions;

•                 any conversion provisions; and

•                 any other rights, preferences, privileges, limitations and restrictions on the preferred stock.

The preferred stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the prospectus supplement, each series of the preferred stock will rank equally as to dividends and liquidation rights in all respects with each other series of preferred stock. The rights of holders of shares of each series of preferred stock will be subordinate to those of our general creditors.

We may, at our option, with respect to any series of the preferred stock, elect to offer fractional interests in shares of preferred stock, which we call depositary shares.  See “Description of Depositary Shares,” below.

Rank

Any series of the preferred stock will, with respect to the priority of the payment of dividends and the priority of payments upon liquidation, winding up and dissolution, rank:

•                     senior to all classes of common stock and all equity securities issued by us the terms of which specifically provide that the equity securities will rank junior to the preferred stock (the junior securities);

•                     equally with all equity securities issued by us the terms of which specifically provide that the equity securities will rank equally with the preferred stock (the parity securities); and

•                     junior to all equity securities issued by us the terms of which specifically provide that the equity securities will rank senior to the preferred stock.

Dividends

Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, cash dividends at such rates and on such dates described, if any, in the prospectus supplement. Different series of preferred stock may be entitled to dividends at different rates or based on different methods of calculation. The dividend rate may be fixed or variable or both. Dividends will be payable to the holders of record as they appear on our stock books on record dates fixed by our board of directors, as specified in the applicable prospectus supplement.

Dividends on any series of the preferred stock may be cumulative or noncumulative, as described in the applicable prospectus supplement. If our board of directors does not declare a dividend payable on a dividend payment date on any series of noncumulative preferred stock, then the holders of that noncumulative preferred stock will have no right to receive a dividend for that dividend payment date, and we will have no obligation to pay the dividend accrued for that period, whether or not dividends on that series are declared payable on any future dividend payment dates. Dividends on any series of cumulative preferred stock will accrue from the date we initially issue shares of such series or such other date specified in the applicable prospectus supplement.

No full dividends may be declared or paid or funds set apart for the payment of any dividends on any parity securities unless dividends have been paid or set apart for payment on the preferred stock. If full dividends are not paid, the preferred stock will share dividends pro rata with the parity securities. No dividends may be declared or paid or funds set apart for the payment of dividends on any junior securities unless full cumulative dividends for all dividend periods terminating on or prior to the date of the declaration or payment will have been paid or declared and a sum sufficient for the payment set apart for payment on the preferred stock.

Our ability to pay dividends on our preferred stock is limited by the New York State Business Corporation Law.

Rights Upon Liquidation

If we dissolve, liquidate or wind up our affairs, either voluntarily or involuntarily, the holders of each series of preferred stock will be entitled to receive, before any payment or distribution of assets is made to holders of junior securities, liquidating distributions in the amount described in the prospectus supplement relating to that series of the preferred stock, plus an amount equal to accrued and unpaid dividends and, if the series of the preferred stock is cumulative, for all dividend periods prior to that point in time. If the amounts payable with respect to the preferred stock of any series and any other parity securities are not paid in full, the holders of the preferred stock of that series and of the parity securities will share proportionately in the distribution of our assets in proportion to the full liquidation preferences to which they are entitled. After the holders of preferred stock and the parity securities are paid in full, they will have no right or claim to any of our remaining assets.

Because we are a bank holding company, our rights, the rights of our creditors and of our stockholders, including the holders of the preferred stock offered by this prospectus, to participate in the assets of any subsidiary upon the subsidiary’s liquidation or recapitalization may be subject to the prior claims of the subsidiary’s creditors except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary.

Redemption

We may provide that a series of the preferred stock may be redeemable, in whole or in part, at our option.  In addition, a series of preferred stock may be subject to mandatory redemption pursuant to a sinking fund or otherwise. The redemption provisions that may apply to a series of preferred stock, including the redemption dates and the redemption prices for that series, will be described in the prospectus supplement.

In the event of partial redemptions of preferred stock, whether by mandatory or optional redemption, our board of directors will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method determined to be equitable.

On or after a redemption date, unless we default in the payment of the redemption price, dividends will cease to accrue on shares of preferred stock called for redemption. In addition, all rights of holders of the shares will terminate except for the right to receive the redemption price.

Unless otherwise specified in the applicable prospectus supplement for any series of preferred stock, if any dividends on any other series of preferred stock ranking equally as to payment of dividends and liquidation rights with such series of preferred stock are in arrears, no shares of any such series of preferred stock may be redeemed, whether by mandatory or optional redemption, unless all shares of preferred stock are redeemed, and we will not purchase any shares of such series of preferred stock. This requirement, however, will not prevent us from acquiring such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

Voting Rights

Unless otherwise described in the applicable prospectus supplement, holders of the preferred stock will have no voting rights except as otherwise required by law or in our certificate of organization.

Exchangeability

The terms on which shares of preferred stock of any series may be converted into or exchanged for another class or series of securities will be described in the applicable prospectus supplement.

Unless otherwise indicated in a prospectus supplement, each series of preferred stock may be deposited with, or on behalf of, DTC or any successor depositary and represented by one or more global securities registered in the name of Cede & Co., as nominee of DTC.  The interests of beneficial owners in the global securities will be represented through financial institutions acting on their behalf as direct or indirect participants in DTC. See “Description of Global Securities” for the procedures for transfer of interests in securities held in global form.

Description of Depositary Shares

General

We may, at our option, elect to offer fractional shares of preferred stock, which we call depositary shares, rather than full shares of preferred stock. If we do, we will issue to the public receipts, called depositary receipts, for depositary shares, each of which will represent a fraction, to be described in the prospectus supplement, of a share of a particular series of preferred stock.

The shares of any series of preferred stock represented by depositary shares will be deposited with a depositary named in the prospectus supplement. Unless otherwise provided in the prospectus supplement, each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in a share of preferred stock represented by the depositary share, to all the rights and preferences of the preferred stock represented by the depositary share. Those rights include dividend, voting, redemption, conversion and liquidation rights.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary shares in proportion to the numbers of depositary shares owned by those holders.

If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares, unless the depositary determines that it is not feasible to make the distribution.

If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

Withdrawal of Stock

Unless the related depositary shares have been previously called for redemption, upon surrender of the depositary receipts at the office of the depositary, the holder of the depositary shares will be entitled to delivery, at the office of the depositary to or upon his or her order, of the number of whole shares of the preferred stock and any money or other property represented by the depositary shares. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the depositary will deliver to the holder at the same time a new depositary receipt evidencing the excess number of depositary shares. In no event will the depositary deliver fractional shares of preferred stock upon surrender of depositary receipts.

Redemption of Depositary Shares

Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing shares of the preferred stock so redeemed, so long as we have paid in full to the depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accumulated and unpaid dividends on the preferred stock to the date fixed for redemption. The redemption price per depositary share will be equal to the redemption price and any other amounts per share payable on the preferred stock multiplied by the fraction of a share of preferred stock represented by one depositary share. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata or by any other equitable method as may be determined by the depositary.

After the date fixed for redemption, depositary shares called for redemption will no longer be deemed to be outstanding and all rights of the holders of depositary shares will cease, except the right to receive the moneys payable upon redemption and any money or other property to which the holders of the depositary shares were entitled upon redemption upon surrender to the depositary of the depositary receipts evidencing the depositary shares.

Voting the Depositary Shares

Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts relating to that preferred stock. The record date for the depositary receipts relating to the preferred stock will be the same date as the record date for the preferred stock. Each record holder of the depositary shares on the record date will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of preferred stock represented by that holder’s depositary shares. The depositary will endeavor, insofar as practicable, to vote the number of shares of preferred stock represented by the depositary shares in accordance with those instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote any shares of preferred stock except to the extent it receives specific instructions from the holders of depositary shares representing that number of shares of preferred stock.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its election to do so, and we may remove the depositary at any time. Any resignation or removal of the depositary will take effect upon our appointment of a successor depositary and its acceptance of such appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Notices

The depositary will forward to holders of depositary receipts all notices, reports and other communications, including proxy solicitation materials received from us, which are delivered to the depositary and which we are required to furnish to the holders of the preferred stock.

Limitation of Liability

Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our obligations. Our obligations and those of the depositary will be limited to performance in good faith of our and their duties thereunder. We and the depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, on information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Description of the Warrants

We may issue warrants to purchase debt securities, preferred stock, depositary shares or common stock. We may offer warrants separately or together with one or more additional warrants, debt securities, preferred stock, depositary shares or common stock, or any combination of those securities in the form of units, as described in the appropriate prospectus supplement. If we issue warrants as part of a unit, the accompanying prospectus supplement will specify whether those warrants may be separated from the other securities in the unit prior to the warrants’ expiration date. Below is a description of certain general terms and provisions of the warrants that we may offer. Further terms of the warrants will be described in the prospectus supplement.

The applicable prospectus supplement will contain, where applicable, the following terms of and other information relating to the warrants:

•                  the specific designation and aggregate number of, and the price at which we will issue, the warrants;

•                  the currency or currency units in which the offering price, if any, and the exercise price are payable;

•                  the date on which the right to exercise the warrants will begin and the date on which that right will expire or, if you may not continuously exercise the warrants throughout that period, the specific date or dates on which you may exercise the warrants;

•                  any applicable anti-dilution provisions;

•                  any applicable redemption or call provisions;

•                  the circumstances under which the warrant exercise price may be adjusted;

•                  whether the warrants will be issued in fully registered form or bearer form, in definitive or global form or in any combination of these forms, although, in any case, the form of a warrant included in a unit will correspond to the form of the unit and of any security included in that unit;

•                  any applicable material United States federal income tax consequences;

•                  the identity of the warrant agent for the warrants and of any other depositaries, execution or paying agents, transfer agents, registrars or other agents;

•                  the proposed listing, if any, of the warrants or any securities purchasable upon exercise of the warrants on any securities exchange;

•                  the designation and terms of the debt securities, preferred stock, depositary shares or common stock purchasable upon exercise of the warrants;

•                  the designation, aggregate principal amount, currency and terms of the debt securities that may be purchased upon exercise of the warrants;

•                  if applicable, the designation and terms of the debt securities, preferred stock, depositary shares or common stock with which the warrants are issued and the number of warrants issued with each security;

•                  if applicable, the date from and after which the warrants and the related debt securities, preferred stock, depositary shares or common stock will be separately transferable;

•                  the principal amount of debt securities, the number of shares of preferred stock, the number of depositary shares or the number of shares of common stock purchasable upon exercise of a warrant and the price at which those shares may be purchased;

•                  if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•                  information with respect to book-entry procedures, if any;

•                  the antidilution provisions of the warrants, if any;

•                  any redemption or call provisions;

•                  whether the warrants are to be sold separately or with other securities as parts of units; and

•                  any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Description of Purchase Contracts

We may issue purchase contracts, including purchase contracts issued as part of a unit with one or more other securities, for the purchase or sale of our debt securities, preferred stock, depositary shares or common stock. The price of our debt securities or price per share of common stock, preferred stock or depositary shares, as applicable, may be fixed at the time the purchase contracts are issued or may be determined by reference to a specific formula contained in the purchase contracts. We may issue purchase contracts in such amounts and in as many distinct series as we wish.

The applicable prospectus supplement may contain, where applicable, the following information about the purchase contracts issued under it:

•                  whether the purchase contracts obligate the holder to purchase or sell, or both, our debt securities, common stock, preferred stock or depositary shares, as applicable, and the nature and amount of each of those securities, or method of determining those amounts;

•                  whether the purchase contracts are to be prepaid or not;

•                  whether the purchase contracts are to be settled by delivery, or by reference or linkage to the value, performance or level of our common stock or preferred stock;

•                  any acceleration, cancellation, termination or other provisions relating to the settlement of the purchase contracts;

•                  United States federal income tax considerations relevant to the purchase contracts; and

•                  whether the purchase contracts will be issued in fully registered global form.

The applicable prospectus supplement will describe the terms of any purchase contracts.  The preceding description and any description of purchase contracts in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the purchase contract agreement and, if applicable, collateral arrangements and depositary arrangements relating to such purchase contracts.

Description of Units

We may issue units comprised of two or more of the other securities described in this prospectus in any combination.  Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit.  Thus, the holder of a unit will have the rights and obligations of a holder of each included security.  The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable prospectus supplement may describe:

•                  the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•                  any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units;

•                  the terms of the unit agreement governing the units;

•                  United States federal income tax considerations relevant to the units; and

•                  whether the units will be issued in fully registered or global form.

The preceding description and any description of units in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the form of unit agreement which will be filed with the SEC in connection with the offering of such units, and, if applicable, collateral arrangements and depositary arrangements relating to such units.

Description of Capital Securities of the Trust and Related Instruments

Information about Bridge Statutory Capital Trust I, or the Trust, is provided above under “Bridge Statutory Capital Trust I.”  The Trust may issue preferred securities, referred to herein as “capital securities,” from time to time. The specific terms of any capital securities will be described in one or more prospectus supplements relating to those securities and other offering materials we may provide. Capital securities will be issued pursuant to the terms of an amended and restated trust agreement, referred to herein as the “trust agreement,”  between us, as sponsor of the Trust, one or more independent banks qualified under the Trust Indenture Act of 1939 as trustees, and the individuals we appoint as administrators of the Trust. The trust agreement will be qualified as an indenture under the Trust Indenture Act.  The forms of trust agreement and capital securities have been or will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Description of Capital Securities

General

This section describes the general terms and provisions of the capital securities that are offered by this prospectus. A prospectus supplement will describe the specific terms of the series of the capital securities offered under the prospectus supplement and any general terms outlined in this section that will not apply to those capital securities.  Because this is only a summary, it does not contain all of the details found in the full text of the trust agreement and the capital securities. If you would like additional information, you should read the form of trust agreement and the form of capital securities.

The capital securities will have the terms described in the trust agreement or made part of the trust agreement by the Trust Indenture Act or the Delaware Statutory Trust Act. The terms of the capital securities will mirror the terms of the junior subordinated debt securities held by the Trust.  See “—Description of Junior Subordinated Debt Securities” below.

The trust agreement authorizes the Trust to issue on behalf of the Trust one series of capital securities and one series of common securities containing the terms described in the applicable prospectus supplement. The proceeds from the sale of the capital securities and common securities will be used by the Trust to purchase a series of junior subordinated debt securities from us. The junior subordinated debt securities will be held in trust by the property trustee for your benefit and the benefit of the holder of the common securities.

Under the guarantee, we will agree to make payments of distributions and payments on redemption or liquidation of the capital securities, to the extent that the Trust holds funds available for this purpose and has not made such payments. See “Description of the Guarantees.”

The assets of the Trust available for distribution to you will be limited to payments received from us under the junior subordinated debt securities. If we fail to make a payment on the junior subordinated debt securities, the property trustee will not have sufficient funds to make related payments, including distributions, on the capital securities.

Each guarantee, when taken together with our obligations under the junior subordinated debt securities and the indenture, the trust agreement and the expense agreement, will provide a full and unconditional guarantee of amounts due on the capital securities issued by the Trust.

The Trust will redeem an amount of capital securities equal to the amount of the junior subordinated debt securities redeemed.

Specific terms relating to the capital securities will be described in the prospectus supplement, including:

•                   the name of the capital securities;

•                   the dollar amount and number of capital securities issued;

•                   the annual distribution rate(s) (or method of determining this rate(s)), the payment date(s) and the record dates used to determine the holders who are to receive distributions;

•                   the date from which distributions shall be cumulative;

•                   the optional redemption provisions, if any, including the prices, time periods and other terms and conditions for which the capital securities shall be purchased or redeemed, in whole or in part;

•                   the terms and conditions of any right to convert or exchange the capital securities into or for common or preferred stock or other securities of ours, into or for common or preferred stock or other securities of an entity affiliated with us or debt or equity or other securities of an entity not affiliated with us, or for the cash value of our stock or any of the above securities, the terms on which conversion or exchange may occur, including whether conversion or exchange is mandatory, at the option of the holder or at our option, the period during which conversion or exchange may occur, the initial conversion or exchange price or rate and the circumstances or manner in which the amount of common or preferred stock or other securities issuable upon conversion or exchange may be adjusted;

•                   the terms and conditions, if any, under which the junior subordinated debt securities are distributed to you by the Trust;

•                   any securities exchange on which the capital securities are listed;

•                   whether the capital securities are to be issued in book-entry form and represented by one or more global certificates, and if so, the depositary for the global certificates and the specific terms of the depositary arrangements; and

•                   any other relevant rights, preferences, privileges, limitations or restrictions of the capital securities.

The prospectus supplement will also describe some U.S. federal income tax considerations applicable to any offering of capital securities.

Corresponding Junior Subordinated Debt Securities

The junior subordinated debt securities are issued in one or more series of junior subordinated debt securities under the indenture with terms corresponding to the terms of a series of related capital securities.  Concurrently with the issuance of the Trust’s capital securities, the Trust will invest the proceeds and the consideration paid by us for the related common securities in a series of junior subordinated debt securities. The series of junior subordinated debt securities will be in the principal amount equal to the aggregate stated Liquidation Amount of the related capital securities and the common securities of the Trust and will rank equally with all other series of junior subordinated debt securities. As a holder of the related capital securities for the junior subordinated debt securities, you will have rights in connection with modifications to the indenture or at the occurrence of events of default under the indenture described under “Description of Junior Subordinated Debt Securities—Modification of Indenture” and “—Events of Default,” unless provided otherwise in the prospectus supplement for these capital securities.

Unless otherwise specified in the prospectus supplement, if a Tax Event relating to the Trust occurs and is continuing, we have the option, and subject to prior approval by the Federal Reserve Board (if required at the time under applicable capital guidelines or policies), to redeem the corresponding junior subordinated debt securities at any time within 90 days of the occurrence of the Tax Event, in whole but not in part, at the redemption price. As long as the Trust is the holder of all outstanding series of corresponding junior subordinated debt securities, the Trust will use the proceeds of the redemption to redeem the capital securities and common securities in accordance with their terms. We may not redeem the junior subordinated debt securities in part, unless all accrued and unpaid interest has been paid in full on all outstanding corresponding junior subordinated debt securities of the applicable series.

We will covenant in the indenture that if and as long as:

•                    the Trust is the holder of all the junior subordinated debt securities;

•                    a Tax Event related to the Trust has occurred and is continuing; and

•                    we have elected, and have not revoked our election to pay Additional Sums for the capital securities and common securities,

we will pay to the trust the Additional Sums.

We will also covenant in the indenture, as to the junior subordinated debt securities:

•                  to maintain directly or indirectly 100% ownership of the common securities of the Trust, provided that some successors which are permitted under the indenture, may succeed to our ownership of the common securities;

•                  not to voluntarily terminate, wind-up or liquidate the Trust, except:

•                  with prior approval of the Federal Reserve Board if then so required under applicable capital guidelines or policies of the Federal Reserve Board; or

•                  in connection with a distribution of the junior subordinated debt securities to the holders of the capital securities in liquidation of the Trust, or in connection with some mergers, consolidations or amalgamations permitted by the related trust agreement; and

•                  to use our reasonable efforts, consistent with the terms and provisions of the related trust agreement, to cause the Trust to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes.

To the extent specified in the prospectus supplement and if the junior subordinated debt securities are not in default, we shall have the right at any time and from time to time during the term of the junior subordinated debt securities to defer payment of interest for up to five consecutive years or such longer period as specified in the applicable prospectus supplement (an “extension period,” which we also sometimes refer to as a “deferral period”). No deferral period will extend past the maturity date of the junior subordinated debt securities.

During any such extension period, we will not declare or pay any dividend on, make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to, any of our capital stock or make any guarantee payment with respect thereto other than:

•                  repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants;

•                  repurchases of shares of our common stock pursuant to a contractually binding requirement to buy stock existing prior to the commencement of the extension period, including under a contractually binding stock repurchase plan;

•                  as a result of an exchange or conversion of any class or series of our capital stock for any other class or series of our capital stock;

•                  the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged;

•                  purchase of our capital stock in connection with the distribution thereof;

•                  any declaration of a dividend in connection with any rights plan, or the issuance of rights, stock or other property under any rights plan, or the redemption or repurchase of rights pursuant thereto; or

•                  any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equally with or junior to such stock.

Except as described in any prospectus supplement, we will not make any payment of interest, principal or premium on, or repay, repurchase or redeem, any debt securities or guarantees issued by us that rank equally with or junior to the junior subordinated debt securities.

The foregoing, however, will not apply to any stock dividends paid by us where the dividend stock is the same stock as that on which the dividend is being paid. We may pay current interest at any time with cash from any source.

Some U.S. federal income tax consequences and considerations applicable to any junior subordinated debt securities that permit extension periods will be described in the applicable prospectus supplement.

Redemption, Exchange or Conversion

Mandatory Redemption.  If the junior subordinated debt securities are repaid or redeemed in whole or in part, whether at maturity or upon earlier redemption, the property trustee will use the proceeds from this repayment or redemption to redeem a Like Amount of the capital securities and common securities. The property trustee will give you at least 30 days’ notice, but not more than 60 days’ notice, before the date of redemption. The capital securities and (unless there is a default under the junior subordinated debt securities) the common securities will be redeemed at the redemption price at the concurrent redemption of the junior subordinated debt securities. See “Description of Junior Subordinated Debt Securities—Redemption.”

If less than all of any series of the junior subordinated debt securities are to be repaid or redeemed on a date of redemption, then the proceeds from the repayment or redemption shall be allocated, pro rata, to the redemption of the related capital securities and the common securities.

We may redeem the junior subordinated debt securities:

•                  on or after the date as specified in the applicable prospectus supplement, in whole at any time or in part, from time to time;

•                  at any time, in whole (but not in part), upon the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment; or

•                  as is otherwise specified in the applicable prospectus supplement.

Tax Event, Investment Company Event Redemption or Regulatory Capital Event. If a Tax Event, Investment Company Event or Regulatory Capital Event relating to a series of capital securities and common securities shall occur and be continuing, we may redeem the junior subordinated debt securities in whole, but not in part. This will cause a mandatory redemption of all of the related capital securities and common securities at the redemption price within 90 days following the occurrence of the Tax Event, Investment Company Event or Regulatory Capital Event.

If a Tax Event, Investment Company Event or Regulatory Capital Event relating to a series of capital securities and common securities occurs and is continuing and we elect not to redeem the junior subordinated debt securities or to dissolve the Trust and cause the junior subordinated debt securities to be distributed to holders of the capital securities and common securities as described above, those capital securities and common securities will remain outstanding and Additional Sums may be payable on the junior subordinated debt securities.

“Like Amount” means:

•                     for a redemption of any series of capital securities and common securities, capital securities and common securities of the series having a Liquidation Amount equal to that portion of the principal amount of junior subordinated debt securities to be contemporaneously redeemed. The Like Amount will be allocated to the common securities and to the capital securities based upon their relative Liquidation Amounts. The proceeds will be used to pay the redemption price of the capital securities and common securities; and

•                     for a distribution of junior subordinated debt securities to holders of any series of capital securities and common securities, junior subordinated debt securities having a principal amount equal to the Liquidation Amount of the related capital securities and common securities.

“Liquidation Amount” means, unless otherwise provided in the applicable prospectus supplement, $1,000 per capital security and common security.

Distribution of Junior Subordinated Debt Securities. We may at any time dissolve the Trust and, after satisfaction of the liabilities of creditors of the Trust as provided by applicable law, cause the junior subordinated debt securities relating to the capital securities and common securities issued by the Trust to be distributed to you and the holders of the common securities in liquidation of the Trust.

Once the liquidation date is fixed for any distribution of junior subordinated debt securities for any series of capital securities:

•                  the series of capital securities will no longer be deemed to be outstanding;

•                  DTC, or its nominee, as the record holder of the series of capital securities, will receive a registered global certificate or certificates representing the junior subordinated debt securities to be delivered upon the distribution; and

•                  certificates representing the series of capital securities not held by DTC or its nominee will be deemed to represent the junior subordinated debt securities. Those certificates will bear accrued and unpaid interest in an amount equal to the accrued and unpaid distributions on the series of capital securities until the certificates are presented to the administrative trustees of the applicable trust or their agent for transfer or reissuance.

We cannot assure you of the market prices for the capital securities or the junior subordinated debt securities. Accordingly, the capital securities that you may purchase, or the junior subordinated debt securities that you may receive on dissolution and liquidation of the Trust, may trade at a discount of the price that you paid for the capital securities.

Conversion or Exchange. The prospectus supplement will describe the following terms of the capital securities: the terms on which the holders of the capital securities may convert or exchange these securities into or for common or preferred stock or other securities of ours, into or for common or preferred stock or other securities of an entity affiliated with us or debt or equity or other securities of an entity not affiliated with us, or for the cash value of our stock or any of the above securities; the terms on which conversion or exchange may occur, including whether conversion or exchange is mandatory, at the option of the holder or at our option; the period during which conversion or exchange may occur; the initial conversion or exchange price or rate; and the circumstances or manner in which the amount of common or preferred stock or other securities issuable upon conversion or exchange may be adjusted.

Redemption Procedures

Capital securities redeemed on a date of redemption shall be:

•                  redeemed at the redemption price with the applicable proceeds from the contemporaneous redemption of the junior subordinated debt securities; and

•                  payable on each date of redemption only to the extent that the Trust has funds on hand available for the payment of the redemption price.

If notice of redemption is given, then on the date of redemption, to the extent funds are available, the property trustee will deposit irrevocably with DTC funds sufficient to pay the applicable redemption price and will give DTC irrevocable instructions and authority to pay the redemption price to you. See “Description of Global Securities.” If the capital securities are no longer in book-entry form, the property trustee, to the extent funds are available, will irrevocably deposit with the paying agent for the capital securities, funds sufficient to pay the applicable redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to you when you surrender your certificates evidencing the capital securities.

Distributions payable on or before the date of redemption for any capital securities called for redemption shall be payable to the holders on the relevant record dates for the related distribution dates.

If notice of redemption is given and funds deposited as required, all of your rights will cease, except your right to receive the redemption price, and the capital securities will cease to be outstanding.

If a date of redemption is not a business day, then payment of the redemption price payable on the date of redemption will be made on the next succeeding day which is a business day (and without any interest or other payment for any delay). However, if the business day falls in the next calendar year, then payment will be made on the immediately preceding business day.

If payment of the redemption price of the capital securities called for redemption is improperly withheld or refused and not paid either by the Trust or by us under the guarantee, then distributions on the capital securities will continue to accrue at the then applicable rate from the date of redemption to the date that the redemption price is actually paid. In this case the actual payment date will be the date of redemption for purposes of calculating the redemption price.

Subject to applicable law (including, without limitation, federal securities law), our subsidiaries or us may at any time and from time to time purchase outstanding capital securities by tender offer, in the open market or by private agreement.

Payment of the redemption price on the capital securities and any distribution of the junior subordinated debt securities to holders of capital securities shall be payable to the holders on the relevant record date as they appear on the register of capital securities. The record date shall be one business day before the relevant date of redemption or liquidation date as applicable. However, if the capital securities are not in book-entry form, the relevant record date for the capital securities shall be at least 15 days before the date of redemption or liquidation date.

If less than all of the capital securities and common securities issued by the Trust are to be redeemed on a redemption date, then the aggregate Liquidation Amount of the capital securities and common securities to be redeemed shall be allocated pro rata to the capital securities and the common securities based upon the relative Liquidation Amounts of such classes. The property trustee will select the capital securities to be redeemed on a pro rata basis not more than 60 days before the date of redemption, by a method deemed fair and appropriate by it. The property trustee will promptly notify the registrar in writing of the capital securities selected for redemption and, in the case of any capital securities selected for partial redemption, the Liquidation Amount to be redeemed.

You will receive notice of any redemption at least 30 days but not more than 60 days before the date of redemption at your registered address. Unless we default in the payment of the redemption price on the junior subordinated debt securities, on and after the date of redemption, interest will cease to accrue on the junior subordinated debt securities or portions of the junior subordinated debt securities (and distributions will cease to accrue on the related capital securities or portions of the capital securities) called for redemption.

Subordination of Common Securities

Payment of distributions on, and the redemption price of, the Trust’s capital securities and common securities, will be made pro rata based on the Liquidation Amount of the capital securities and common securities. However, if an event of default under the indenture shall have occurred and is continuing, no payment may be made on any of the Trust’s common securities, unless all unpaid amounts on each of the Trust’s outstanding capital securities shall have been made or provided for in full.

If an event of default under the indenture has occurred and is continuing, we, as holder of the Trust’s common securities, will be deemed to have waived any right to act on the event of default under the applicable trust agreement until the effect of all events of default relating to the capital securities have been cured, waived or otherwise eliminated. Until the events of default under the applicable trust agreement relating to the capital securities have been so cured, waived or otherwise eliminated, the property trustee will act solely on your behalf and not on our behalf as holder of the Trust’s common securities, and only you and the other holders of capital securities will have the right to direct the property trustee to act on your behalf.

Liquidation Distribution Upon Dissolution

The trust agreement states that the trust shall be automatically dissolved upon the expiration of the term of the Trust and shall also be dissolved upon the first to occur of:

•                  our bankruptcy, dissolution or liquidation;

•                  our decision to dissolve the Trust and to cause the distribution of a Like Amount of the junior subordinated debt securities directly to the holders of the capital securities and common securities. For this distribution, we must, if required, receive the prior approval of the Federal Reserve Board and an

•                  opinion of independent counsel that the distribution of the junior debt securities will not be taxable to the holders;

•                  the redemption of all of the capital securities and common securities of the Trust; and

•                  a court order for the dissolution of the Trust is entered.

If dissolution of the Trust occurs as described in the first, second and fourth bullets above, the trustee shall liquidate the Trust as quickly as possible. After paying all amounts owed to creditors, the trustee will distribute to the holders of the capital securities and the common securities either:

•                  a Like Amount of junior subordinated debt securities; or

•                  if the distribution of the junior subordinated debt securities is determined by the property trustee not to be practical, cash assets equal to the aggregate Liquidation Amount per capital security and common security specified in an accompanying prospectus supplement, plus accumulated and unpaid distributions from that date to the date of payment.

If the Trust cannot pay the full amount due on its capital securities and common securities because insufficient assets are available for payment, then the amounts payable by the Trust on its capital securities and common securities shall be paid pro rata. However, if an event of default under the indenture has occurred and is continuing, the total amounts due on the capital securities shall be paid before any distribution on the common securities.

Trust Enforcement Event

An event of default under the indenture constitutes an event of default under the trust agreement. We refer to such an event as a “Trust Enforcement Event.” For more information on events of default under the indenture, see “Description of the Junior Subordinated Debt Securities—Events of Default.” Upon the occurrence and continuance of a Trust Enforcement Event, the property trustee, as the sole holder of the junior subordinated debt securities, will have the right under the indenture to declare the principal amount of the junior subordinated debt securities due and payable.

The amended and restated trust agreement may provide for other events of default as may be specified in the agreement.

If the property trustee fails to enforce its rights under the junior subordinated debt securities, any holder of capital securities may, to the extent permitted by applicable law, institute a legal proceeding against us to enforce the property trustee’s rights under the junior subordinated debt securities and the indenture without first instituting legal proceedings against the property trustee or any other person. In addition, if a Trust Enforcement Event is due to our failure to pay interest or principal on the junior subordinated debt securities when due, then the registered holder of capital securities may institute a direct action on or after the due date directly against us for enforcement of payment to that holder of the principal of or interest on the junior subordinated debt securities having a principal amount equal to the total Liquidation Amount of that holder’s capital securities. In connection with such a direct action, we will have the right under the indenture to set off any payment made to that holder by us. The holders of capital securities will not be able to exercise directly any other remedy available to the holders of the junior subordinated debt securities.

Pursuant to the trust agreement, the holder of the common securities will be deemed to have waived any Trust Enforcement Event regarding the common securities until all Trust Enforcement Events regarding the capital securities have been cured, waived or otherwise eliminated. Until all Trust Enforcement Events regarding the capital securities have been so cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the capital securities and only the holders of the capital securities will have the right to direct the enforcement actions of the property trustee.

Removal of Trustees

Unless an event of default under the trust agreement has occurred and is continuing, we can remove and replace the trustee at any time. If an event of default under the trust agreement has occurred and is continuing, the property trustee and the Delaware trustee may be removed or replaced by the holders of at least a majority in Liquidation Amount of the outstanding capital securities. Only we have the right to remove or replace the administrative trustees. No resignation or removal of any of the trustees and no appointment of a successor trustee shall be effective until the acceptance of appointment by the successor trustee as described in the trust agreement.

Co-Trustees and Separate Property Trustee

Unless an event of default under a trust agreement has occurred and is continuing, we, as the holder of the common securities, and the administrative trustees shall have the power:

•                to appoint one or more persons approved by the property trustee either to act as co-trustee, jointly with the property trustee, of all or any part of the trust property, or to act as a separate trustee of any trust property, in either case with the powers as provided in the instrument of appointment; and

•                to vest in the person(s) any property, title, right or power deemed necessary or desirable, subject to the provisions of the applicable trust agreement.

If an event of default under a trust agreement has occurred and is continuing, only the property trustee may appoint a co-trustee or separate property trustee.

Merger or Consolidation of Trustees

If any of the trustees merge, convert, or consolidate with or into another entity or sells its trust operations to another entity, the new entity shall be the successor of the trustee under the trust agreement, provided that the corporation or other entity shall be qualified and eligible to be a trustee.

Mergers, Consolidations, Amalgamations or Replacements of the Trust

The Trust may not merge with or into, consolidate, amalgamate, or be replaced by or transfer or lease all or substantially all of its properties and assets to any other entity (a merger event), except as described below or as described in “—Liquidation Distribution Upon Dissolution” above. The Trust may, at our request, with the consent of the administrative trustees and without your consent, merge with or into, consolidate, amalgamate or be replaced by another trust provided that:

•                  the successor entity either:

•                              expressly assumes all of the obligations of the Trust; or

•                              substitutes for the capital securities other securities with terms substantially similar to the capital securities (successor securities) so long as the successor securities have the same rank as the capital securities for distributions and payments upon liquidation, redemption and otherwise;

•                  we expressly appoint a trustee of the successor entity who has the same powers and duties as the property trustee of the trust as it relates to the junior subordinated debt securities;

•                  the successor securities are listed or will be listed on the same national securities exchange or other organization that the capital securities are listed on;

•                  the merger event does not cause the capital securities or successor securities to be downgraded by any national statistical rating organization;

•                  the merger event does not adversely affect the rights, preferences and privileges of the holders of the capital securities or successor securities in any material way;

•                  the successor entity has a purpose substantially similar to that of the Trust; and

•                  before the merger event, we have received an opinion of counsel stating that:

•                              the merger event does not adversely affect the rights of the holders of the capital securities or any successor securities in any material way;

•                              following the merger event, neither the Trust nor the successor entity will be required to register as an investment company under the Investment Company Act; and

•                              we own all of the common securities of the successor entity and guarantee the successor entity’s obligations under the successor securities in the same manner provided by the related guarantee.

The Trust and any successor entity must always be classified as grantor trusts for U.S. federal income tax purposes unless all of the holders of the capital securities approve otherwise.

Voting Rights; Amendment of the Trust Agreement

You have no voting rights except as discussed under “—Mergers, Consolidations, Amalgamations or Replacements of the Trust” and “Description of the Guarantee—Amendments and Assignment,” and as otherwise required by law and the trust agreement. The property trustee, the administrative trustees and we may amend the trust agreement without your consent:

•                  to fix any ambiguity or inconsistency; or

•                  to modify, eliminate or add provisions to the trust agreement as shall be necessary to ensure that the Trust shall at all times be classified as a grantor trust for U.S. federal income tax purposes.

The administrative trustees and we may amend the trust agreement for any other reason as long as the holders of at least a majority in aggregate Liquidation Amount of the capital securities agree, and the trustees receive an opinion of counsel which states that the amendment will not affect the Trust’s status as a grantor trust for U.S. federal income tax purposes, or its exemption from regulation as an investment company under the Investment Company Act, except to:

•                  change the amount and/or timing or otherwise adversely affect the method of payment of any distribution or Liquidation Amount on the capital securities or common securities;

•                  restrict your right or the right of the common security holder to institute suit for enforcement of any distribution or Liquidation Amount on the capital securities or common securities.

The changes described in the two bullet points above require the approval of each holder of the capital securities affected.

So long as the junior subordinated debt securities of the Trust are held by the property trustee of the Trust, the trustees shall not, without obtaining the prior approval of the holders of at least a majority in the aggregate Liquidation Amount of all outstanding related capital securities:

•                  direct the time, method and place of conducting any proceeding for any remedy available to the trustee or executing any trust or power conferred on the trustee relating to the junior subordinated debt securities;

•                  waive any past default as provided in the indenture;

•                  cancel an acceleration of the principal of the junior subordinated debt securities; or

•                  agree to any change in the indenture or the junior subordinated debt securities.

However, if the indenture requires the consent of each holder of junior subordinated debt securities that are affected, then the property trustee must get approval of all holders of capital securities.

The trustees cannot change anything previously approved by you without your approval to make the change. The property trustee shall notify you of any notice of default relating to the junior subordinated debt securities.

In addition, before taking any of the actions described above, the trustees must obtain an opinion of counsel experienced in these matters, stating that the trust will continue to be classified as a grantor trust for U.S. federal income tax purposes.

As described in each trust agreement, the property trustee may hold a meeting so that you may vote on a change or request that you approve the change by written consent.

Your vote or consent is not required for the Trust to redeem and cancel its capital securities under the trust agreement.

If your vote is taken or a consent is obtained, any capital securities that are owned by us, the trustees or any affiliate of either of us shall, for purposes of the vote or consent, be treated as if they were not outstanding.

Global Capital Securities

The capital securities may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement.

The specific terms of the depositary arrangements for the capital securities will be described in the prospectus supplement. See “Description of Global Securities.”

Payment and Paying Agents

Payments regarding the capital securities shall be made to a depositary, which shall credit the relevant accounts at the depositary on the applicable distribution dates or, if any trusts’ capital securities are not held by a depositary, the payments shall be made by check mailed to the address of the holder entitled to it at the address listed in the register.

Unless otherwise specified in the prospectus supplement, the paying agent shall initially be the property trustee. The paying agent shall be permitted to resign as paying agent with 30 days’ written notice to the property trustee and to us. If the property trustee shall no longer be the paying agent, the administrative trustees shall appoint a successor (which shall be a bank or trust company acceptable to the administrative trustees and to us) to act as paying agent.

Registrar and Transfer Agent

Unless otherwise specified in the prospectus supplement, the property trustee will act as registrar and transfer agent for the capital securities.

Registration of transfers of capital securities will be effected without charge by or on behalf of each trust, after payment of any tax or other governmental charges that are imposed in connection with any transfer or exchange. No transfers of capital securities called for redemption will be registered.

Information about the Property Trustee

The property trustee will perform only those duties that are specifically stated in the trust agreement. If an event of default arises or certain defaults occur and continue under a trust agreement, the property trustee must use the same degree of care and skill in the exercise of its duties as a prudent person would exercise or use in the conduct of his or her own affairs. The property trustee is under no obligation to exercise any of the powers given it by the trust agreement at your request unless it is offered reasonable security or indemnity against the costs, expenses and liabilities that it might incur.

If no event of default under the trust agreement has occurred and is continuing, and the property trustee is required to decide between alternative courses of action, construe ambiguous provisions in the trust agreement or is unsure of the application of any provisions of the trust agreement, and the matter is not one on which you are entitled to vote, then the property trustee shall:

•                  take some action as directed by us; and

•                  if not so directed, take whatever action the property trustee deems advisable and in your best interests, and in the best interests of the holders of the capital securities and common securities of the applicable trust and will have no liability except for its own bad faith, negligence or willful misconduct.

Miscellaneous

The administrative trustees are authorized and directed to conduct the affairs of and to operate the Trust in the manner that:

•                  the Trust will not be deemed to be an investment company required to be registered under the Investment Company Act or to fail to be classified as a grantor trust for U.S. federal income tax purposes;

•                  the corresponding junior subordinated debt securities will be treated as our indebtedness for U.S. federal income tax purposes.

In this connection, the administrative trustees and we are authorized to take any action, consistent with applicable law or the certificate of trust of the Trust or the trust agreement, that we each determine in our discretion to be necessary or desirable for these purposes.

You have no preemptive or similar rights. The Trust may not borrow money, issue Debt or mortgages, or pledge any of its assets.

Description of Junior Subordinated Debt Securities

This section describes the general terms and provisions of the junior subordinated debt securities that will be purchased by the Trust in connection with the sale of capital securities. The applicable prospectus supplement will describe the specific terms of the series of junior subordinated debt securities offered under that prospectus supplement and any general terms outlined in this section that will not apply to those junior subordinated debt securities.

The junior subordinated debt securities will be issued under the form of an indenture between us and an unaffiliated bank as trustee. The indenture will be qualified under the Trust Indenture Act. The form of junior subordinated indenture will be filed as an exhibit to the registration statement relating to this prospectus, including the form of junior subordinated debt security.

This section summarizes the material terms and provisions of the junior subordinated indenture and the junior subordinated debt securities. Because this is a summary, it does not contain all of the details found in the full text of the junior subordinated indenture and the junior subordinated debt securities. If you would like additional information, you should read the form of junior subordinated indenture and the form of junior subordinated debt securities filed with the SEC.

General

Unless otherwise described in the applicable prospectus supplement, the junior subordinated debt securities will rank equally with all other series of junior subordinated debt securities, will be unsecured and will be subordinate and junior in priority of payment to all of our Senior Debt as described below under “—Subordination.”

The indenture does not limit the amount of junior subordinated debt securities which we may issue, nor does it limit our issuance of any other secured or unsecured Debt. Because we are a holding company, our rights and the rights of our creditors, including the holder of the junior subordinated debentures, to participate in the assets of any of our subsidiaries upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary.

We can issue the junior subordinated debt securities under a supplemental indenture, an officers’ certificate or a resolution of our board of directors.

The applicable prospectus supplement will describe the following terms of the junior subordinated debt securities:

•                  the title;

•                  any limit on the aggregate principal amount that may be issued;

•                  the date(s) on which the principal is payable or the method of determining that date;

•                  the interest rate, if any, the interest payment dates, any rights we may have to defer or extend an interest payment date, and the regular record date for any interest payment or the method by which any of the foregoing will be determined;

•                  the place(s) where payments shall be payable and where the junior subordinated debt securities can be presented for registration of transfer or exchange, and the place(s) where notices and demands to or on us can be made;

•                  any period(s) within which or date(s) on which, price(s) at which and the terms and conditions on which the junior subordinated debt securities can be redeemed, in whole or in part, at our option or at the option of a holder of the junior subordinated debt securities;

•                  our or any holder’s obligation or right, if any, to redeem, purchase or repay the junior subordinated debt securities and other related terms and provisions;

•                  the minimum denominations in which any junior subordinated debt securities will be issued;

•                  if other than in U.S. dollars, the currency in which the principal, premium and interest, if any, that the junior subordinated debt securities will be payable or denominated;

•                  any provisions that restrict us, directly or indirectly, from redeeming or purchasing any of our outstanding securities, making any payments of principal, interest or dividends thereon, or making any payments pursuant to any guarantee of any securities issued by a subsidiary;

•                  the circumstances constituting events of default or covenants, and any additions, modifications or deletions in the events of default or covenants specified in the indenture;

•                  the portion of the principal amount that will be payable at declaration of acceleration of the maturity;

•                  any additions or changes to the indenture as will be necessary to facilitate the issuance of a series of junior subordinated debt securities in bearer form, registrable or not registrable for the principal, and with or without interest coupons;

•                  the index or indices used to determine the amount of payments of interest, principal, and premium (if any), on any junior subordinated debt securities and how these amounts will be determined;

•                  the terms and conditions under which temporary global securities are exchanged for definitive junior subordinated debt securities of the same series;

•                  whether the junior subordinated debt securities will be issued in global form and, in that case, the terms and the depositary for these global securities;

•                  the paying agent;

•                  the terms on which holders of the debt securities may convert or exchange these securities into or for common or preferred stock or other securities of ours, into or for common or preferred stock or other securities of an entity affiliated with us or debt or equity or other securities of an entity not affiliated with us, or for the cash value of our stock or any of the above securities, the terms on which conversion or exchange may occur, including whether conversion or exchange is mandatory, at the option of the holder or at our option, the period during which conversion or exchange may occur, the initial conversion or exchange price or rate and the circumstances or manner in which the amount of common or preferred stock or other securities issuable upon conversion or exchange may be adjusted;

•                  the form of trust agreement and guarantee agreement;

•                  the relative degree, if any, to which the junior subordinated debt securities shall be senior or subordinated to other junior subordinated debt securities or any of our other indebtedness in right of payment; and

•                  any other terms of the junior subordinated debt securities consistent with the provisions of the indenture.

Junior subordinated debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Material U.S. federal income tax consequences and special considerations applicable to the junior subordinated debt securities will be described in the applicable prospectus supplement.

The applicable prospectus supplement will describe the restrictions, elections, material U.S. federal income tax consequences, and specific terms and other information related to the junior subordinated debt securities if the purchase price, principal, premium, or interest of any of the junior subordinated debt securities is payable or denominated in one or more foreign currencies or currency units.

If any index is used to determine the amount of payments of interest on any series of junior subordinated debt securities, special U.S. federal income tax, accounting and other considerations applicable to the junior subordinated debt securities will be described in the applicable prospectus supplement.

Option to Extend Interest Payment Dates

To the extent specified in the applicable prospectus supplement and if the junior subordinated debt securities are not in default, we shall have the right at any time and from time to time during the term of any series of junior subordinated debt securities to defer payment of interest for up to five consecutive years or such longer period as specified in the applicable prospectus supplement (an “extension period,” which we also sometimes refer to as a “deferral period”). No deferral period will extend past the maturity date of the junior subordinated debt securities.

During any such extension period, we will not declare or pay any dividend on, make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to, any of our capital stock or make any guarantee payment with respect thereto other than:

•                  repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants;

•                  repurchases of our shares of common stock pursuant to a contractually binding requirement to buy stock existing prior to the commencement of the extension period, including under a contractually binding stock repurchase plan;

•                  as a result of an exchange or conversion of any class or series of our capital stock for any other class or series of our capital stock;

•                  the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged;

•                  purchase of our capital stock in connection with the distribution thereof;

•                  any declaration of a dividend in connection with any rights plan, or the issuance of rights, stock or other property under any rights plan, or the redemption or repurchase of rights pursuant thereto; or

•                  any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equally with or junior to such stock.

Except as described in any prospectus supplement, we will not make any payment of interest, principal or premium on, or repay, repurchase or redeem, any debt securities or guarantees issued by us that rank equally with or junior to the junior subordinated debt securities.

The foregoing, however, will not apply to any stock dividends paid by us where the dividend stock is the same stock as that on which the dividend is being paid. We may pay current interest at any time with cash from any source.

Some U.S. federal income tax consequences and considerations applicable to any junior subordinated debt securities that permit extension periods will be described in the applicable prospectus supplement.

Redemption

Except as otherwise indicated in the applicable prospectus supplement, junior subordinated debt securities will not be subject to any sinking fund.

Unless the applicable prospectus supplement indicates otherwise, we may, at our option and subject to the receipt of prior approval by the Federal Reserve Board, if then required under applicable capital guidelines or policies, redeem the junior subordinated debt securities of any series:

•                  in whole at any time or in part from time to time; or

•                  upon the occurrence of a Tax Event, an Investment Company Event or a Regulatory Capital Event, as each is defined below, in whole (but not in part) at any time within 90 days of the occurrence of the Tax Event, the Investment Company Event or Regulatory Capital Event.

If the junior subordinated debt securities of any series are redeemable only on or after a specified date or by the satisfaction of additional conditions, the applicable prospectus supplement will specify the date or describe these conditions.

Junior subordinated debt securities shall be redeemable in the denominations specified in the prospectus supplement. Unless the prospectus supplement indicates otherwise, junior subordinated debt securities will be redeemed at the redemption price.

A Tax Event means that either we or the Trust will have received an opinion of counsel (which may be our counsel or counsel of an affiliate but not an employee and which must be reasonably acceptable to the property trustee) experienced in tax matters stating that, as a result of any:

•                  amendment to, or change (including any announced prospective change) in, the laws (or any regulations under those laws) of the United States or any political subdivision or taxing authority affecting taxation; or

•                  interpretation or application of the laws enumerated in the preceding bullet point or regulations, by any court, governmental agency or regulatory authority;

there is more than an insubstantial risk that:

•                  the Trust is, or will be within 90 days of the date of the opinion of counsel, subject to U.S. federal income tax on interest received on the junior subordinated debt securities;

•                  interest payable by us to the Trust on the junior subordinated debt securities is not, or will not be within 90 days of the date of the opinion of counsel, deductible, in whole or in part, for U.S. federal income tax purposes; or

•                  the Trust is, or will be within 90 days of the date of the opinion of counsel, subject to more than a minimal amount of other taxes, duties, assessments or other governmental charges.

An Investment Company Event means the receipt by us and the Trust of an opinion of counsel experienced in matters relating to investment companies to the effect that, as a result of any:

•                  change (including any announced prospective change) in law or regulation; or

•                  change (including any announced prospective change) in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority,

the Trust is or will be considered an investment company that is required to be registered under the Investment Company Act, which change becomes effective on or after the original issuance of the capital securities.

A Regulatory Capital Event means the reasonable determination by us that, as a result of any:

•                  amendment to, or change (including any prospective change) in, laws or any applicable regulation of the United States and any political subdivision; or

•                  as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying the laws or regulations, which amendment is effective or announced on or after the date of issuance of the capital securities, there is more than an insubstantial risk of impairment of our ability to treat the capital securities (or any substantial portion) as Tier 1 capital (or its equivalent) for purposes of the capital adequacy guidelines of the Federal Reserve Board, in effect and applicable to us.

Notice of any redemption will be mailed at least 30 days and not more than 60 days before the redemption date to each holder of redeemable junior subordinated debt securities, at its registered address. Unless we default in the payment of the redemption price, on or after the redemption date, interest will cease to accrue on the junior subordinated debt securities or portions called for redemption.

Restrictions on Some Payments

Each prospectus supplement will describe any restrictions imposed by the junior subordinated debentures or the capital securities on payments by us or our subsidiaries, including dividends and distributions on, or redemptions and acquisitions of, our securities.

However, at any time, including during an extension period, we will be permitted to:

•                  pay dividends or distributions in additional shares of capital stock;

•                  make payments under the guarantee of the series of the capital securities and the common securities;

•                  declare or pay a dividend in connection with the implementation of a shareholders’ rights plan, or issue stock under such a plan or repurchase such rights; and

•                  purchase common stock for issuance pursuant to any employee benefit plans.

Modification of Indenture

We may and the trustee may change the indenture without your consent for specified purposes, including:

•                  to evidence the succession of another person to us;

•                  to convey, transfer, assign, mortgage or pledge any property to or with the debenture trustee or surrender any right or power conferred upon us in the junior subordinated indenture;

•                  to add to our covenants for the benefit of other holders of all or any series of securities;

•                  to add any additional events of default for the benefit of other holders of all or any series of securities;

•                  to change or eliminate any of the provisions of the junior subordinated indenture, provided that any such change or elimination shall not apply to any outstanding securities, or shall become effective only when there is no security outstanding of any series created prior to the execution of the supplemental indenture that is entitled to the benefit of such provision;

•                  to fix any ambiguity, defect or inconsistency, provided that the change does not materially adversely affect the interest of any holder of any series of junior subordinated debt securities or, in the case of corresponding junior subordinated debt securities, the interest of a holder of any related capital securities so long as they remain outstanding; and

•                  to qualify or maintain the qualification of the indenture under the Trust Indenture Act.

In addition, under the indenture, we and the trustee may modify the indenture to affect the rights of the holders of the series of the junior subordinated debt securities, with the consent of the holders of a majority in principal amount of the outstanding junior subordinated debt securities that are affected. However, neither we nor the trustee may take the following actions without the consent of each holder of the outstanding junior subordinated debt securities affected:

•                  change the maturity date of the junior subordinated debt securities (except as otherwise specified in the applicable prospectus supplement), or reduce the principal amount, rate of interest, or extend the time of payment of interest;

•                  reduce the percentage in principal amount of junior subordinated debt securities necessary to modify the indenture;

•                  modify some provisions of the indenture relating to modification or waiver, except to increase the required percentage; or

•                  modify the provisions of the indenture relating to the subordination of the junior subordinated debt securities in a manner adverse to the holders.

As long as any of the capital securities are outstanding, no modification will be made to the junior subordinated debt securities that adversely affects the holders of these capital securities in any material respect. Also the indenture cannot be terminated, and a waiver of any event of default or compliance with any covenant under the indenture cannot be effective, without the prior consent of the holders of a majority of the liquidation preference of the related capital securities unless and until the principal of the junior subordinated debt securities and all accrued and unpaid interest have been paid in full and some other conditions are satisfied.

Events of Default

Unless otherwise specified in the prospectus supplement, the following are events of default as to any particular series of junior subordinated debt securities under the indenture:

•                  default in the payment of the principal of or premium, if any, on the junior subordinated debt securities;

•                  the default in the payment of interest on the junior subordinated debt securities in full for a period of 30 days after the conclusion of a period consisting of up to five consecutive years, or such longer period as specified in the applicable prospectus supplement, commencing with the earliest quarter for which interest (including deferred payments) has not been paid in full;

•                  the Trust shall have voluntarily or involuntarily dissolved, wound-up its business or otherwise terminated its existence, except in connection with (i) the distribution of the junior subordinated debt securities to holders of the capital securities, (ii) the redemption of all of the related outstanding capital securities or (iii) certain mergers, consolidations or amalgamations;

•                  certain events in bankruptcy, insolvency or reorganization regarding us or our banking subsidiaries; or

•                  any other event of default that may be specified for the junior subordinated debt securities when created.

The holders of a majority in aggregate outstanding principal amount of the junior subordinated debt securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee. If an event of default (other than certain events of bankruptcy) under the indenture of any series occurs and is continuing, the junior subordinated trustee or the holders of at least 25% in aggregate principal amount of the outstanding junior subordinated debt securities can declare the unpaid principal and accrued interest, if any, to the date of acceleration on all the outstanding junior subordinated debt securities to be due and payable immediately. Similarly, if the trustee or holders of the corresponding junior subordinated debt securities fail to make this declaration, the holders of at least 25% in aggregate liquidation preference of the related capital securities will have that right.

If an event of default consisting of certain events of bankruptcy occurs under the indenture, the principal amount of all the outstanding junior subordinated debt securities will automatically, and without any declaration or other action on the part of the trustee or any holder, become immediately due and payable.

The holders of a majority in aggregate outstanding principal amount of the junior subordinated debt securities can rescind a declaration of acceleration and waive the default if the default (other than the non-payment of principal which has become due solely by acceleration) has been cured and a sum sufficient to pay all principal and interest due (other than by acceleration) has been deposited with the trustee. If the holders of the corresponding junior subordinated debt securities fail to rescind a declaration and waive the default, the holders of a majority in aggregate Liquidation Amount of the related capital securities will have that right.

The holders of a majority in aggregate outstanding principal amount of the junior subordinated debt securities may, on behalf of holders of all of the junior subordinated debt securities, waive any past default, except:

•                  a default in the payment of principal or interest (unless the default has been cured or a sum sufficient to pay all matured installments of principal and interest has been deposited with the trustee); or

•                  a default in a covenant or provision of the indenture which cannot be modified or amended without the consent of the holders of each outstanding junior subordinated debt securities.

If the holders of the corresponding junior subordinated debt securities fail to rescind a declaration and waive the default, the holders of a majority in liquidation preference of the related capital securities will have that right.

We are required to file annually, with the trustee, a certificate stating whether or not we are in compliance with all the conditions and covenants applicable to us under the junior subordinated indenture.

If an event of default occurs and is continuing on the junior subordinated debt securities, the property trustee will have the right to declare the principal of, and the interest on, the corresponding junior subordinated debt securities, and any amounts payable under the indenture, to be immediately due and payable, and to enforce its other rights as a creditor for these corresponding junior subordinated debt securities.

Enforcement of Some Rights by Holders of Capital Securities

If an event of default under the indenture has occurred and is continuing, and this event can be attributable to our failure to pay interest or principal on the related junior subordinated debt securities when due, you may institute a legal proceeding directly against us to enforce the payment of the principal of or interest on those subordinated debt securities having a principal amount equal to the Liquidation Amount of your related capital securities. We cannot amend the indenture to remove the right to bring a direct action, without the written consent of holders of all capital securities. If the right to bring a direct action is removed, the applicable Trust may become subject to reporting obligations under the Exchange Act.

You would not be able to exercise directly any remedy other than those stated in the preceding paragraph which are available to the holders of the junior subordinated debt securities unless there has been an event of default under the trust agreement. See “Description of Capital Securities—Events of Default.”

Consolidation, Merger, Sale of Assets and Other Transactions

We cannot consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to any person, and no person will consolidate with or merge into us or convey, transfer or lease its properties and assets substantially as an entirety to us, unless:

•                  the successor is organized under the laws of the United States or any state or the District of Columbia, and expressly assumes all of our obligations under the indenture;

•                  immediately after the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing;

•                  this transaction is permitted under the related trust agreement and the related guarantee and does not give rise to any breach or violation of the related trust agreement or the related guarantee; and

•              other conditions prescribed in the indenture are met.

The general provisions of the indenture do not afford protection to the holders of the junior subordinated debt securities in the event of a highly leveraged or other transaction involving us that may adversely affect the holders.

Satisfaction and Discharge

The indenture provides that when all junior subordinated debt securities not previously delivered to the trustee for cancellation:

•                  have become due and payable; or

•                  will become due and payable within one year, and

•                  we deposit with the trustee money sufficient to pay and discharge the entire indebtedness on the junior subordinated debt securities;

•                  we deliver to the trustee officers’ certificates and opinions of counsel; and

•                  we comply with certain other requirements under the indenture,

then the indenture will cease to be of further effect and we will be considered to have satisfied and discharged the indenture.

Conversion or Exchange

If indicated in the prospectus supplement, the junior subordinated debt securities may be convertible or exchangeable into other securities, including shares of our common or preferred stock. The prospectus supplement will describe the specific terms on which holders of the junior subordinated debt securities may convert or exchange these securities into or for common or preferred stock or other securities of ours, into or for common or preferred stock or other securities of an entity affiliated with us or debt or equity or other securities of an entity not affiliated with us, or for the cash value of our stock or any of the above securities, the terms on which conversion or exchange may occur, including whether conversion or exchange is mandatory, at the option of the holder or at our option, the period during which conversion or exchange may occur, the initial conversion or exchange price or rate and the circumstances or manner in which the amount of common or preferred stock or other securities issuable upon conversion or exchange may be adjusted.

Subordination

The indenture will provide that any junior subordinated debt securities will be subordinate and junior in right of payment to all Senior Debt, as described in any prospectus supplement.

Upon any payment or distribution of assets to creditors upon our liquidation, dissolution, winding up, reorganization, whether voluntary or involuntary, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings, the holders of Senior Debt will first be entitled to receive payment in full of the principal, premium, or interest due before the holders of the junior subordinated debt securities or the property trustee, on behalf of the holders, will be entitled to receive any payment or distribution.

In the event of the acceleration of the maturity of any junior subordinated debt securities, the holders of all Senior Debt outstanding at the time of the acceleration will first be entitled to receive payment in full of all amounts due on the Senior Debt (including any amounts due upon acceleration) before the holders of junior subordinated debt securities.

No payment, by or on our behalf, of principal, premium, if any, or interest, on the junior subordinated debt securities shall be made if at the time of the payment, there exists:

•                  a default in any payment on any Senior Debt, or any other default under which the maturity of any Senior Debt has been accelerated; and

•                  any judicial proceeding relating to the defaults which shall be pending.

We are a bank holding company separate and distinct from our banking and non-banking subsidiaries. Most of our operating assets are owned by our subsidiaries. We rely primarily on dividends from our subsidiaries to meet our obligations to pay the principal of and interest on our outstanding debt obligations and corporate expenses, and to pay dividends on our common stock. Our principal sources of income are dividends, interest and fees from our banking and non-banking subsidiaries. In addition, payment of dividends by our subsidiaries to us are subject to ongoing review by banking regulators and to various statutory limitations and in some circumstances may require prior approval by banking regulatory authorities.

Because we are a holding company, our right to participate in any distribution of assets of any subsidiary upon the liquidation or reorganization or otherwise of our subsidiary is subject to the prior claims of creditors of the subsidiary, unless we can be recognized as a creditor of that subsidiary. Accordingly, the junior subordinated debt securities will be effectively subordinated to all existing and future liabilities of our subsidiaries, including depositors of our depository institution subsidiaries, and holders of junior subordinated debt securities should look only to our assets for payments on the junior subordinated debt securities.

The bank is subject to restrictions imposed by federal law on any extensions of credit to, and some other transactions with, us and our other affiliates, and on investments in stock or other securities. These restrictions prevent us and our other affiliates from borrowing from the bank unless the loans are secured by various types of collateral.

The indenture will place no limitation on the amount of Senior Debt, or other debt, that we may incur. We expect to incur from time to time additional indebtedness, including Senior Debt.

The indenture will provide that these subordination provisions, as they relate to any particular issue of junior subordinated debt securities, may be changed before the issuance. The applicable prospectus supplement will describe any of these changes.

Denominations, Registration and Transfer

Unless the prospectus supplement specifies otherwise, we will issue the junior subordinated debt securities in registered form only, without coupons and in the denominations specified in the prospectus supplement. Subject to the terms of the indenture and the limitations applicable to global securities as may be stated in the prospectus supplement, junior subordinated debt securities will be presented for exchange or for registration of transfer (duly endorsed or with the form of transfer duly endorsed, or a satisfactory written instrument of transfer, duly executed) at the office of the security registrar or at the office of any transfer agent designated by us for that purpose.

Unless otherwise provided in the prospectus supplement, no service charge will be made for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges. We have appointed the trustee as security registrar for the junior subordinated debt securities. Any transfer agent (in addition to the security registrar) initially designated by us for any junior subordinated debt securities will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the junior subordinated debt securities of each series.

If the junior subordinated debt securities are to be redeemed, neither the trustee nor us will be required to:

•                  issue, register the transfer of, or exchange any junior subordinated debt securities of any series during a period beginning on the business day that is 15 days before the day of mailing of notice of redemption of any junior subordinated debt securities that is selected for redemption and ending at the close of business on the day of mailing of the relevant notice; or

•                  transfer or exchange any junior subordinated debt securities selected for redemption, except, the unredeemed portion of any junior subordinated debt securities being redeemed in part.

Global Junior Subordinated Debt Securities

We may issue, in whole or in part, the junior subordinated debt securities in the form of one or more global junior subordinated debt securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to those series. The specific terms of the depositary arrangements for a series of junior subordinated debt securities will be described in the prospectus supplement. See “Description of Global Securities.”

Payment and Paying Agents

Payment of principal of and any premium and interest on junior subordinated debt securities will be made at the office of the trustee as specified in the prospectus supplement or at the office of the paying agent(s) designated by us, from time to time, in the prospectus supplement. However, we may make interest payments by:

•                  check mailed to the address of the person entitled to it at the address appearing in the securities register (except in the case of global junior subordinated debt securities); or

•                  transfer to an account maintained by the person entitled to it as specified in the securities register, so long as we receive proper transfer instructions by the regular record date.

Unless otherwise indicated in the prospectus supplement, payment of the interest on junior subordinated debt securities on any interest payment date will be made to the person in whose name the junior subordinated debt securities are registered at the close of business on the regular record date relating to the interest payment date, except in the case of defaulted interest.

We may at any time designate additional paying agents or cancel the designation of any paying agent. We will at all times be required to maintain a paying agent in each place of payment for the junior subordinated debt securities.

Any money deposited with the trustee or any paying agent, or held by us in trust for the payment of the principal of and any premium or interest on any junior subordinated debt securities that remains unclaimed for two years after the principal, any premium or interest has become due and payable will, at our request, be repaid to us and the holder of the junior subordinated debt securities can then only look to us for payment.

Information about the Trustee

The Trust Indenture Act describes the duties and responsibilities of the trustee. Subject to the provisions under the Trust Indenture Act, the trustee has no obligation to exercise any of the powers vested in it by the indenture, at the request of any holder of junior subordinated debt securities, unless the holder offers reasonable indemnity against the costs, expenses and liabilities that are incurred. The trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if it reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

Description of the Guarantees

General

We will execute a guarantee, for your benefit at the same time that the Trust issues the capital securities. An unaffiliated bank will act as the guarantee trustee for the benefit of holders of the capital securities. The guarantee will be qualified as an indenture under the Trust Indenture Act. The form of guarantee will be included in the exhibits to the registration statement.

This section summarizes the material terms and provisions of the guarantee. Because this is only a summary, it does not contain all of the details found in the full text of the guarantee. If you would like additional information you should read the form of guarantee agreement.

We will irrevocably guarantee payment in full of amounts due under the capital securities on a junior subordinated basis and to the extent the issuer capital trust has funds available for payment of those amounts. We refer to this obligation as the “guarantee.” However, the guarantee does not cover payments if the Trust does not have sufficient funds to make the distribution payments, including, for example, if we have failed to pay to the issuer amounts due under the junior subordinated debt securities.

The following payments, to the extent not paid by the Trust, will be subject to the guarantee:

•                  any accumulated and unpaid distributions required to be paid on the capital securities, to the extent that the Trust has applicable funds available to make the payment;

•                  the redemption price and all accrued and unpaid distributions to the date of redemption on the capital securities called for redemption, to the extent that the Trust has funds available to make the payment; or

•                  in the event of a voluntary or involuntary dissolution, winding up or liquidation of the Trust (other than in connection with a distribution of corresponding junior subordinated debt securities to you or the redemption of all the related capital securities), the lesser of:

•                              the aggregate of the Liquidation Amount specified in the applicable prospectus supplement for each capital security plus all accrued and unpaid distributions on the capital securities to the date of payment; and

•                              the amount of assets of the Trust remaining available for distribution to you.

We can satisfy our obligation to make a guarantee payment by direct payment to you of the required amounts or by causing the Trust to pay those amounts to the holders.

Each guarantee will be an irrevocable guarantee on a subordinated basis of the Trust’s obligations under the capital securities, but will apply only to the extent that the Trust has funds sufficient to make the payments, and is not a guarantee of collection.

No single document executed by us that is related to the issuance of the capital securities will provide for its full, irrevocable and unconditional guarantee of the capital securities. It is only the combined operation of the applicable guarantee, the trust agreement, the indenture and the expense agreement that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust’s obligations under its capital securities.

As issuer of the junior subordinated debt securities, we are also obligated to pay the expenses and other obligations of the issuer, other than its obligations to make payments on the capital securities.

Status of Guarantees

The guarantee will constitute an unsecured obligation of ours and will rank subordinate and junior in right of payment to all of our Senior Debt to the same extent as each of the related junior subordinated debt securities.

The guarantee will constitute a guarantee of payment and not of collection (in other words you may sue us, or seek other remedies, to enforce your rights under the guarantee without first suing any other person or entity). The guarantee will be held for your benefit and will not be discharged except by payment of the payments in full to the extent not previously paid by the Trust or upon distribution to you of the corresponding series of junior subordinated debt securities. The guarantee does not place a limitation on the amount of additional indebtedness that we may incur. We expect to incur from time to time additional indebtedness, including indebtedness constituting Senior Debt.

Amendments and Assignment

Except regarding any changes which do not adversely affect your rights in any material respect (in which case your consent will not be required), the guarantee may only be amended with the prior approval of the holders of at least a majority in aggregate Liquidation Amount of the outstanding capital securities. A description of the manner in which approval may be obtained is described under “Description of the Capital Securities—Voting Rights; Amendment of the Trust Agreement.” All guarantees and agreements contained in the guarantee will be binding on our successors, assigns, receivers, trustees and representatives and shall inure to the benefit of the holders of the related capital securities then outstanding.

An event of default under the guarantee occurs if we fail to make any of our required payments or perform our obligations under the guarantee. The holders of at least a majority in aggregate Liquidation Amount of the capital securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee relating to the guarantee or to direct the exercise of any trust or power given to the guarantee trustee under the guarantee.

You may institute a legal proceeding directly against us to enforce your rights under the guarantee without first instituting a legal proceeding against the Trust, the guarantee trustee or any other person or entity.

As guarantor, we are required to file annually with the guarantee trustee a certificate stating whether or not we are in compliance with all the conditions and covenants applicable to us under the guarantee.

Information about the Guarantee Trustee

The guarantee trustee, other than during the occurrence and continuance of an event of default by us in the performance of any guarantee, will only perform the duties that are specifically described in the guarantee. After an event of default on any guarantee, the guarantee trustee will exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the guarantee trustee is under no obligation to exercise any of its powers as described in the guarantee at your request unless it is offered reasonable indemnity against the costs, expenses and liabilities that it might incur.

Termination of Capital Securities Guarantees

The guarantee will terminate once the related capital securities are paid in full or upon distribution of the corresponding series of junior subordinated debt securities to you. Each guarantee will continue to be effective or will be reinstated if at any time you are required to restore payment of any sums paid under the capital securities or the guarantee.

Relationship among the Capital Securities, the Corresponding Junior Subordinated Debt and the Guarantees

Full and Unconditional Guarantee

Payments of distributions and other amounts due on the capital securities (to the extent the Trust has funds available for the payments that are received from payments by us on our junior subordinated debt securities) will be irrevocably guaranteed by us to the extent described under “Description of the Guarantee.” No single document executed by us in connection with the issuance of the capital securities will provide for its full, irrevocable and unconditional guarantee of the capital securities. It is only the combined operation of our obligations under the guarantee, the trust agreement, the junior subordinated debt securities and the indenture that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust’s obligations under the related series of capital securities.

If we do not make payments on corresponding junior subordinated debt securities, the related Trust will not pay distributions or other amounts on the related capital securities. The guarantee does not cover payments of distributions when the related Trust does not have sufficient funds to pay such distributions. If that occurs, your remedy is to sue us or seek other remedies, to enforce your rights under the guarantee without first instituting a legal proceeding against the guarantee trustee.

Sufficiency of Payments

As long as we make payments of interest and other payments when due on the junior subordinated debt securities, the payments will be sufficient to cover the payment of distributions and other payments due on the related capital securities, primarily because:

•                  the aggregate principal amount of each series of corresponding junior subordinated debt securities will be equal to the sum of the aggregate Liquidation Amount of the related capital securities and common securities;

•                  the interest rate and interest and other payment dates on each series of corresponding junior subordinated debt securities will match the distribution rate and distribution and other payment dates for the related capital securities;

•                  we shall pay for any and all costs, expenses and liabilities of operating the Trust except the Trust’s obligations to holders of its capital securities under the capital securities; and

•                  the trust agreement provides that the Trust will not engage in any activity that is inconsistent with the limited purposes of the Trust.

We have the right to set-off any payment we are otherwise required to make under the indenture with and to the extent we have made, or are concurrently on the date of the payment making, a payment under the related guarantee.

Enforcement Rights of Holders of Capital Securities

You may institute a legal proceeding directly against us to enforce your rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the related Trust or any other person or entity.

A default or event of default under any of our Senior Debt would not constitute a default or event of default under the trust agreement. However, in the event of payment defaults under, or acceleration of, any of our Senior Debt, the subordination provisions of the indenture will provide that no payments will be made regarding the corresponding junior subordinated debt securities until the Senior Debt has been paid in full or any payment default on it has been cured or waived. Failure to make required payments on any series of corresponding junior subordinated debt securities would constitute an event of default under the trust agreement.

Limited Purpose of the Trust

The Trust’s capital securities evidence a beneficial interest in the Trust, and the Trust exists for the sole purpose of issuing its capital securities and common securities and investing the proceeds in corresponding junior subordinated debt securities. A principal difference between the rights of a holder of a capital security and a holder of a corresponding junior subordinated debt security is that a holder of a corresponding junior subordinated debt security is entitled to receive from us the principal amount of and interest accrued on corresponding junior subordinated debt securities held, while a holder of capital securities is entitled to receive distributions from the Trust (or from us under the applicable guarantee) if and to the extent the Trust has funds available for the payment of distributions.

Rights upon Dissolution

In the event of any voluntary or involuntary dissolution of the Trust involving a liquidation of the corresponding junior subordinated debt securities held by the Trust, you will be entitled to receive, out of assets held by that Trust, the liquidation distribution in cash. See “Description of the Capital Securities—Liquidation Distribution upon Dissolution.” In the event of our voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the corresponding junior subordinated debt securities, would be a subordinated creditor of ours, subordinated in right of payment to all senior debt, but entitled to receive payment in full of principal, premium, if any, and interest, before any of our common stockholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed to pay for all costs, expenses and liabilities of the Trust (other than the Trust’s obligations to you), your position and the position of a holder of the corresponding junior subordinated debt securities relative to other creditors and to our stockholders in the event of our liquidation or bankruptcy are expected to be substantially the same.

Description of Global Securities

Unless otherwise indicated in the applicable prospectus supplement, securities other than common stock will be issued in the form of one or more global certificates, or “global securities,” registered in the name of a depositary or its nominee.  Unless otherwise indicated in the applicable prospectus supplement, the depositary will be The Depository Trust Company, commonly referred to as DTC, and the securities will be registered in the name of Cede & Co. No person that acquires a beneficial interest in those securities will be entitled to receive a certificate representing that person’s interest in the securities except as described herein or in the applicable prospectus supplement.  Unless and until definitive securities are issued under the limited circumstances described below, all references to actions by holders of securities issued in global form will refer to actions taken by DTC upon instructions from its participants, and all references to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of these securities.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.  DTC holds securities that DTC participants deposit with DTC. DTC also facilitates the settlement among DTC participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in DTC participants’ accounts, thereby eliminating the need for physical movement of certificates.  DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include other organizations.  DTC is a wholly owned subsidiary of the Depository Trust & Clearing Corporation, or DTCC.  DTCC, in turn, is owned by a number of DTC’s participants and subsidiaries of DTCC as well as by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the Financial Industry Regulatory Authority, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.  The rules applicable to DTC and DTC participants are on file with the SEC.

Persons that are not participants or indirect participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, securities may do so only through participants and indirect participants.  Under a book-entry format, holders may experience some delay in their receipt of payments, as such payments will be forwarded by our designated agent to Cede & Co., as nominee for DTC. DTC will forward such payments to its participants, who will then forward them to indirect participants or holders.  Holders will not be recognized by the relevant registrar, transfer agent, trustee or warrant agent as registered holders of the securities entitled to the benefits of our certificate of incorporation or the applicable indenture, warrant agreement, trust agreement or guarantee.  Beneficial owners that are not participants will be permitted to exercise their rights only indirectly through and according to the procedures of participants and, if applicable, indirect participants.

Under the rules, regulations and procedures creating and affecting DTC and its operations as currently in effect, DTC will be required to make book-entry transfers of securities among participants and to receive and transmit payments to participants.  DTC rules require participants and indirect participants with which beneficial securities owners have accounts to make book-entry transfers and receive and transmit payments on behalf of their respective account holders.

Because DTC can act only on behalf of participants, who in turn act only on behalf of participants or indirect participants, and certain banks, trust companies and other persons approved by it, the ability of a beneficial owner of securities issued in global form to pledge such securities to persons or entities that do not participate in the DTC system may be limited due to the unavailability of physical certificates for these securities.

DTC will take any action permitted to be taken by a registered holder of any securities under our certificate of incorporation or the relevant indenture, warrant agreement, trust agreement, guarantee or other applicable security only at the direction of one or more participants to whose accounts with DTC such securities are credited.

Unless otherwise indicated in the applicable prospectus supplement, a global security will be exchangeable for the relevant definitive securities registered in the names of persons other than DTC or its nominee only if:

•                    DTC notifies us that it is unwilling or unable to continue as depositary for that global security or if DTC ceases to be a clearing agency registered under the Exchange Act when DTC is required to be so registered;

•                    we execute and deliver to the relevant registrar, transfer agent, trustee and/or warrant agent an order complying with the requirements of the applicable indenture, trust agreement, warrant agreement, guarantee or other security that the global security will be exchangeable for definitive securities in registered form; or

•                    there has occurred and is continuing a default in the payment of any amount due in respect of the securities or, in the case of debt securities, an event of default or an event that, with the giving of notice or lapse of time, or both, would constitute an event of default with respect to these debt securities.

Any global security that is exchangeable under the preceding sentence will be exchangeable for securities registered in such names as DTC directs.

Upon the occurrence of any event described in the preceding paragraph, DTC is generally required to notify all participants of the availability of definitive securities.  Upon DTC surrendering the global security representing the securities and delivery of instructions for re-registration, the registrar, transfer agent, trustee or warrant agent, as the case may be, will reissue the securities as definitive securities, and then such persons will recognize the holders of such definitive securities as registered holders of securities entitled to the benefits of our certificate of incorporation or the relevant indenture trust agreement and/or warrant agreement or other security.

Redemption notices will be sent to Cede & Co. as the registered holder of the global securities.  If less than all of a series of securities are being redeemed, DTC will determine the amount of the interest of each direct participant to be redeemed in accordance with its then current procedures.

Except as described above, the global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or to a successor depositary we appoint.  Except as described above, DTC may not sell, assign, transfer or otherwise convey any beneficial interest in a global security evidencing all or part of any securities unless the beneficial interest is in an amount equal to an authorized denomination for these securities.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy thereof.  None of us, the Trust, any trustees, any registrar and transfer agent or any warrant agent, or any agent of any of them, will have any responsibility or liability for any aspect of DTC’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Secondary trading in notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds.  In contrast, beneficial interests in a global security, in some cases, may trade in the DTC’s same-

day funds settlement system, in which secondary market trading activity in those beneficial interests would be required by DTC to settle in immediately available funds.  There is no assurance as to the effect, if any, that settlement in immediately available funds would have on trading activity in such beneficial interests.  Also, settlement for purchases of beneficial interests in a global security upon the original issuance of the security may be required to be made in immediately available funds.

PLAN OF DISTRIBUTION

We and the Trust may sell our securities in any of three ways (or in any combination thereof):

•                    through underwriters or dealers;

•                    directly to purchasers; or

•                    through agents.

Each time that we use this prospectus to sell our securities, we will also provide a prospectus supplement that contains the specific terms of the offering.  The prospectus supplement will set forth the terms of the offering of such stock, including:

•                    the name or names of any underwriters, dealers or agents and the type and amounts of securities underwritten or purchased by each of them;

•                    the public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

•                    any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.  The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters.  Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent.  The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

We and the Trust may sell the securities through agents from time to time.  The prospectus supplement will name any agent involved in the offer or sale of our securities and any commissions we pay to them.  Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We and the Trust may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase our securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future.  The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions or discounts we pay for solicitation of these contracts.

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.  Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions.  If the applicable prospectus supplement indicates in connection with those derivatives then the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions.  If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of securities.  The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment).

LEGAL OPINIONS

The validity of the securities offered hereby will be passed upon for us by Luse Gorman Pomerenck & Schick, P.C., Washington, D.C.

EXPERTS

The consolidated financial statements of Bridge Bancorp, Inc. appearing in Bridge Bancorp, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008 and the effectiveness of Bridge Bancorp, Inc.’s internal control over financial reporting as of December 31, 2008 have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as set forth in its report thereon, included therein, and incorporated herein by reference upon the authority of such firm as experts in accounting and auditing.

$10,000,000

Common Stock

PROSPECTUS SUPPLEMENT

November 21, 2011